(15043-V)
www.klk.com.my

RECEIVED
2008 JUN 10 A 5:27

BY COURIER

Our Ref : KLK/Int. Report

3 June 2008

08003114

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, DC 20549
United States of America

SUPPL

Dear Sirs,

**ANNOUNCEMENT : FILE NO. 82-5022**
**Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934**

We enclose herewith 10 copies of the Kuala Lumpur Kepong Berhad's Unaudited Report for the half year ended 31 March 2008 for your attention.

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully,
KUALA LUMPUR KEPONG BERHAD

(J. C. Lim)
Company Secretary

PROCESSED
JUN 11 2008
THOMSON REUTERS

c c. Worldwide Securities Services (WSS),
American Depository Receipt (ADR) Group
Capital Tower, 14/F,
168 Robinson Road
Singapore 068912

**Attention : Ms Tintin Subagyo**

*(10 copies of the Kuala Lumpur Kepong Berhad's Unaudited Report for the half year ended 31 March 2008 are enclosed for your attention.)*

LJC/fsc

C:\Documents and Settings\sc foong\My Documents\KLK-Reports\Distribute\letters\interim\SEC&ADR.doc

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

# KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

## Unaudited Report to Shareholders for the half year ended 31 March 2008

(15043-V)
(Incorporated in Malaysia)

# UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2008

The unaudited report of the Group for the half year ended 31 March 2008 are detailed below.

## 1. SUMMARY OF GROUP RESULTS

| | Six Months Ended | | |
|---|---|---|---|
| | 31/3/2008 | 31/3/2007 | +/(-) |
| | RM'000 | RM'000 | % |
| Revenue | 3,675,060 | 2,206,852 | 66.5 |
| Operating profit | 725,209 | 366,264 | 98.0 |
| Finance costs | (31,153) | (11,896) | 161.9 |
| Share of results of associates | 18,819 | 11,321 | 66.2 |
| **PROFIT BEFORE TAXATION** | **712,875** | **365,689** | **94.9** |
| Tax expense | (158,808) | (81,193) | 95.6 |
| **NET PROFIT FOR THE PERIOD** | **554,067** | **284,496** | **94.8** |
| Attributable to: | | | |
| Equity holders of the Company | 527,791 | 282,809 | 86.6 |
| Minority interests | 26,276 | 1,687 | n/m |
| | **554,067** | **284,496** | **94.8** |
| **Earnings per share (sen)** | **49.56** | **26.56** | |

n/m : not meaningful

## 2. REVIEW OF PERFORMANCE

The half year profit before taxation of the Group at RM712.9 million had exceeded that of the corresponding period by 94.9%. Contribution from plantation sector rose sharply which was achieved through strong commodity prices and increase in FFB crop. Manufacturing sector had also brought in higher earnings.

## 3. CURRENT YEAR'S PROSPECTS

The Directors are of the opinion that the Group's profit for the current financial year would substantially exceed that of the previous year in view of the prevailing strong commodity prices, increase in FFB crop and higher contribution from the manufacturing sector.

## 4. CONDENSED CONSOLIDATED BALANCE SHEET

| | 31 March 2008 | 30 September 2007 |
|---|---|---|
| | RM'000 | RM'000 |
| **Assets** | | |
| Property, plant and equipment | 2,028,111 | 2,093,208 |
| Investment properties | 5,162 | 5,188 |
| Prepaid lease payments | 275,271 | 242,809 |
| Biological assets | 1,225,692 | 1,189,512 |
| Land held for property development | 195,345 | 194,735 |
| Goodwill on consolidation | 283,172 | 264,698 |
| Intangible assets | 43,434 | 44,789 |
| Investments in associates | 188,800 | 172,455 |
| Other investments | 391,870 | 438,705 |
| Deferred tax assets | 8,785 | 11,634 |
| Total non-current assets | 4,645,642 | 4,657,733 |
| Inventories | 1,040,995 | 982,655 |
| Biological assets | 1,191 | 3,227 |
| Trade and other receivables | 979,881 | 837,042 |
| Tax recoverable | 8,695 | 15,032 |
| Property development costs | 21,218 | 11,969 |
| Assets classified as held for sale | 277,460 | - |
| Cash and cash equivalents | 754,503 | 495,634 |
| Total current assets | 3,083,943 | 2,345,559 |
| **Total assets** | **7,729,585** | **7,003,292** |
| **Equity** | | |
| Share capital | 1,067,505 | 1,067,505 |
| Reserves | 4,010,073 | 3,864,995 |
| | 5,077,578 | 4,932,500 |
| Less: Cost of treasury shares | (13,447) | (13,447) |
| Total equity attributable to equity holders of the Company | 5,064,131 | 4,919,053 |
| Minority interests | 189,445 | 176,159 |
| **Total equity** | **5,253,576** | **5,095,212** |
| **Liabilities** | | |
| Deferred tax liabilities | 181,185 | 195,218 |
| Provision for retirement benefits | 30,987 | 32,951 |
| Borrowings | 874,557 | 566,893 |
| Total non-current liabilities | 1,086,729 | 795,062 |
| Trade and other payables | 623,755 | 563,777 |
| Liabilities classified as held for sale | 149,452 | - |
| Borrowings | 497,504 | 493,919 |
| Tax payable | 118,569 | 55,322 |
| Total current liabilities | 1,389,280 | 1,113,018 |
| **Total liabilities** | **2,476,009** | **1,908,080** |
| **Total equity and liabilities** | **7,729,585** | **7,003,292** |
| Net assets per share attributable to equity holders of the Company (RM) | 4.76 | 4.62 |

| | | Six Months Ended | |
|---|---|---|---|
| | | 31/3/2008 | 31/3/2007 |
| (a) PRODUCTION | | | |
| Oil palm - Own production | (tonnes FFB) | 1,412,263 | 1,129,265 |
| - Yield per hectare | (tonnes FFB) | 12.80 | 10.72 |
| Rubber - Own production | ('000 kg) | 11,184 | 11,712 |
| - Yield per hectare | (kg) | 711 | 738 |
| (b) AREA STATEMENT AS AT 31 MARCH | | | |
| Total planted | (hectares) | 170,472 | 153,781 |
| Oil palm in harvesting | (hectares) | 110,297 | 105,543 |
| Rubber in tapping | (hectares) | 15,570 | 15,566 |
| (c) AVERAGE SELLING PRICES | | | |
| Refined palm products - Ex-refinery | (RM per tonne) | 2,947 | 1,749 |
| Palm oil - Ex-mill | (RM per tonne) | 2,607 | 1,640 |
| Palm kernel oil - Ex-mill | (RM per tonne) | 3,524 | 1,885 |
| Palm kernel cake - Ex-mill | (RM per tonne) | 448 | 208 |
| Palm kernel - Ex-mill | (RM per tonne) | 1,710 | 924 |
| FFB - Ex-estate | (RM per tonne) | 649 | 335 |
| Rubber - Net of cess | (sen per kg) | 819 | 763 |

6. **DIVIDEND**

An interim dividend of 15 sen per share less 26% Malaysian income tax has been declared by the Directors in respect of the financial year ending 30 September 2008 (year ended 30 September 2007 : 10 sen per share less 27% Malaysian income tax) and will be paid on 8 August 2008 to shareholders registered on the Company's Register of Members as at 16 July 2008.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 14 July 2008 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 16 July 2008 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *www.bursamalaysia.com.*

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

24 May 2008

# KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

## Unaudited Report to Shareholders for the half year ended 31 March 2008

(15043-V)
(Incorporated in Malaysia)

# UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2008

The unaudited report of the Group for the half year ended 31 March 2008 are detailed below.

## 1. SUMMARY OF GROUP RESULTS

| | Six Months Ended | | |
|---|---|---|---|
| | 31/3/2008 | 31/3/2007 | +/(-) |
| | RM'000 | RM'000 | % |
| Revenue | 3,675,060 | 2,206,852 | 66.5 |
| Operating profit | 725,209 | 366,264 | 98.0 |
| Finance costs | (31,153) | (11,896) | 161.9 |
| Share of results of associates | 18,819 | 11,321 | 66.2 |
| **PROFIT BEFORE TAXATION** | **712,875** | **365,689** | **94.9** |
| Tax expense | (158,808) | (81,193) | 95.6 |
| **NET PROFIT FOR THE PERIOD** | **554,067** | **284,496** | **94.8** |
| Attributable to: | | | |
| Equity holders of the Company | 527,791 | 282,809 | 86.6 |
| Minority interests | 26,276 | 1,687 | n/m |
| | **554,067** | **284,496** | **94.8** |
| **Earnings per share (sen)** | **49.56** | **26.56** | |

n/m : not meaningful

## 2. REVIEW OF PERFORMANCE

The half year profit before taxation of the Group at RM712.9 million had exceeded that of the corresponding period by 94.9%. Contribution from plantation sector rose sharply which was achieved through strong commodity prices and increase in FFB crop. Manufacturing sector had also brought in higher earnings.

## 3. CURRENT YEAR'S PROSPECTS

The Directors are of the opinion that the Group's profit for the current financial year would substantially exceed that of the previous year in view of the prevailing strong commodity prices, increase in FFB crop and higher contribution from the manufacturing sector.

## 4. CONDENSED CONSOLIDATED BALANCE SHEET

| | 31 March 2008 RM'000 | 30 September 2007 RM'000 |
|---|---|---|
| **Assets** | | |
| Property, plant and equipment | 2,028,111 | 2,093,208 |
| Investment properties | 5,162 | 5,188 |
| Prepaid lease payments | 275,271 | 242,809 |
| Biological assets | 1,225,692 | 1,189,512 |
| Land held for property development | 195,345 | 194,735 |
| Goodwill on consolidation | 283,172 | 264,698 |
| Intangible assets | 43,434 | 44,789 |
| Investments in associates | 188,800 | 172,455 |
| Other investments | 391,870 | 438,705 |
| Deferred tax assets | 8,785 | 11,634 |
| Total non-current assets | 4,645,642 | 4,657,733 |
| Inventories | 1,040,995 | 982,655 |
| Biological assets | 1,191 | 3,227 |
| Trade and other receivables | 979,881 | 837,042 |
| Tax recoverable | 8,695 | 15,032 |
| Property development costs | 21,218 | 11,969 |
| Assets classified as held for sale | 277,460 | - |
| Cash and cash equivalents | 754,503 | 495,634 |
| Total current assets | 3,083,943 | 2,345,559 |
| **Total assets** | **7,729,585** | **7,003,292** |
| **Equity** | | |
| Share capital | 1,067,505 | 1,067,505 |
| Reserves | 4,010,073 | 3,864,995 |
| | 5,077,578 | 4,932,500 |
| Less: Cost of treasury shares | (13,447) | (13,447) |
| Total equity attributable to equity holders of the Company | 5,064,131 | 4,919,053 |
| Minority interests | 189,445 | 176,159 |
| **Total equity** | **5,253,576** | **5,095,212** |
| **Liabilities** | | |
| Deferred tax liabilities | 181,185 | 195,218 |
| Provision for retirement benefits | 30,987 | 32,951 |
| Borrowings | 874,557 | 566,893 |
| Total non-current liabilities | 1,086,729 | 795,062 |
| Trade and other payables | 623,755 | 563,777 |
| Liabilities classified as held for sale | 149,452 | - |
| Borrowings | 497,504 | 493,919 |
| Tax payable | 118,569 | 55,322 |
| Total current liabilities | 1,389,280 | 1,113,018 |
| **Total liabilities** | **2,476,009** | **1,908,080** |
| **Total equity and liabilities** | **7,729,585** | **7,003,292** |
| Net assets per share attributable to equity holders of the Company (RM) | 4.76 | 4.62 |

5. PLANTATION STATISTICS

| | | | Six Months Ended | |
|---|---|---|---|---|
| | | | 31/3/2008 | 31/3/2007 |
| **(a) PRODUCTION** | | | | |
| Oil palm | - Own production | (tonnes FFB) | 1,412,263 | 1,129,265 |
| | - Yield per hectare | (tonnes FFB) | 12.80 | 10.72 |
| Rubber | - Own production | ('000 kg) | 11,184 | 11,712 |
| | - Yield per hectare | (kg) | 711 | 738 |
| **(b) AREA STATEMENT AS AT 31 MARCH** | | | | |
| Total planted | | (hectares) | 170,472 | 153,781 |
| Oil palm in harvesting | | (hectares) | 110,297 | 105,543 |
| Rubber in tapping | | (hectares) | 15,570 | 15,566 |
| **(c) AVERAGE SELLING PRICES** | | | | |
| Refined palm products | - Ex-refinery | (RM per tonne) | 2,947 | 1,749 |
| Palm oil | - Ex-mill | (RM per tonne) | 2,607 | 1,640 |
| Palm kernel oil | - Ex-mill | (RM per tonne) | 3,524 | 1,885 |
| Palm kernel cake | - Ex-mill | (RM per tonne) | 448 | 208 |
| Palm kernel | - Ex-mill | (RM per tonne) | 1,710 | 924 |
| FFB | - Ex-estate | (RM per tonne) | 649 | 335 |
| Rubber | - Net of cess | (sen per kg) | 819 | 763 |

## 6. DIVIDEND

An interim dividend of 15 sen per share less 26% Malaysian income tax has been declared by the Directors in respect of the financial year ending 30 September 2008 (year ended 30 September 2007 : 10 sen per share less 27% Malaysian income tax) and will be paid on 8 August 2008 to shareholders registered on the Company's Register of Members as at 16 July 2008.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 14 July 2008 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 16 July 2008 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

## 7. QUARTERLY REPORT

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *www.bursamalaysia.com*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

24 May 2008

# KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

## Unaudited Report to Shareholders
## for the half year ended 31 March 2008

# UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2008

The unaudited report of the Group for the half year ended 31 March 2008 are detailed below.

## 1. SUMMARY OF GROUP RESULTS

| | Six Months Ended | | |
|---|---|---|---|
| | 31/3/2008 | 31/3/2007 | +/(-) |
| | RM'000 | RM'000 | % |
| Revenue | 3,675,060 | 2,206,852 | 66.5 |
| Operating profit | 725,209 | 366,264 | 98.0 |
| Finance costs | (31,153) | (11,896) | 161.9 |
| Share of results of associates | 18,819 | 11,321 | 66.2 |
| **PROFIT BEFORE TAXATION** | **712,875** | **365,689** | **94.9** |
| Tax expense | (158,808) | (81,193) | 95.6 |
| **NET PROFIT FOR THE PERIOD** | **554,067** | **284,496** | **94.8** |
| Attributable to: | | | |
| Equity holders of the Company | 527,791 | 282,809 | 86.6 |
| Minority interests | 26,276 | 1,687 | n/m |
| | **554,067** | **284,496** | **94.8** |
| **Earnings per share (sen)** | **49.56** | **26.56** | |

n/m : not meaningful

## 2. REVIEW OF PERFORMANCE

The half year profit before taxation of the Group at RM712.9 million had exceeded that of the corresponding period by 94.9%. Contribution from plantation sector rose sharply which was achieved through strong commodity prices and increase in FFB crop. Manufacturing sector had also brought in higher earnings.

## 3. CURRENT YEAR'S PROSPECTS

The Directors are of the opinion that the Group's profit for the current financial year would substantially exceed that of the previous year in view of the prevailing strong commodity prices, increase in FFB crop and higher contribution from the manufacturing sector.

| | 31 March 2008 | 30 September 2007 |
|---|---|---|
| | RM'000 | RM'000 |
| **Assets** | | |
| Property, plant and equipment | 2,028,111 | 2,093,208 |
| Investment properties | 5,162 | 5,188 |
| Prepaid lease payments | 275,271 | 242,809 |
| Biological assets | 1,225,692 | 1,189,512 |
| Land held for property development | 195,345 | 194,735 |
| Goodwill on consolidation | 283,172 | 264,698 |
| Intangible assets | 43,434 | 44,789 |
| Investments in associates | 188,800 | 172,455 |
| Other investments | 391,870 | 438,705 |
| Deferred tax assets | 8,785 | 11,634 |
| Total non-current assets | 4,645,642 | 4,657,733 |
| Inventories | 1,040,995 | 982,655 |
| Biological assets | 1,191 | 3,227 |
| Trade and other receivables | 979,881 | 837,042 |
| Tax recoverable | 8,695 | 15,032 |
| Property development costs | 21,218 | 11,969 |
| Assets classified as held for sale | 277,460 | - |
| Cash and cash equivalents | 754,503 | 495,634 |
| Total current assets | 3,083,943 | 2,345,559 |
| **Total assets** | **7,729,585** | **7,003,292** |
| **Equity** | | |
| Share capital | 1,067,505 | 1,067,505 |
| Reserves | 4,010,073 | 3,864,995 |
| | 5,077,578 | 4,932,500 |
| Less: Cost of treasury shares | (13,447) | (13,447) |
| Total equity attributable to equity holders of the Company | 5,064,131 | 4,919,053 |
| Minority interests | 189,445 | 176,159 |
| **Total equity** | **5,253,576** | **5,095,212** |
| **Liabilities** | | |
| Deferred tax liabilities | 181,185 | 195,218 |
| Provision for retirement benefits | 30,987 | 32,951 |
| Borrowings | 874,557 | 566,893 |
| Total non-current liabilities | 1,086,729 | 795,062 |
| Trade and other payables | 623,755 | 563,777 |
| Liabilities classified as held for sale | 149,452 | - |
| Borrowings | 497,504 | 493,919 |
| Tax payable | 118,569 | 55,322 |
| Total current liabilities | 1,389,280 | 1,113,018 |
| **Total liabilities** | **2,476,009** | **1,908,080** |
| **Total equity and liabilities** | **7,729,585** | **7,003,292** |
| Net assets per share attributable to equity holders of the Company (RM) | 4.76 | 4.62 |

5. PLANTATION STATISTICS

| | | | Six Months Ended | |
|---|---|---|---|---|
| | | | 31/3/2008 | 31/3/2007 |
| **(a) PRODUCTION** | | | | |
| Oil palm | - Own production | (tonnes FFB) | 1,412,263 | 1,129,265 |
| | - Yield per hectare | (tonnes FFB) | 12.80 | 10.72 |
| Rubber | - Own production | ('000 kg) | 11,184 | 11,712 |
| | - Yield per hectare | (kg) | 711 | 738 |
| **(b) AREA STATEMENT AS AT 31 MARCH** | | | | |
| Total planted | | (hectares) | 170,472 | 153,781 |
| Oil palm in harvesting | | (hectares) | 110,297 | 105,543 |
| Rubber in tapping | | (hectares) | 15,570 | 15,566 |
| **(c) AVERAGE SELLING PRICES** | | | | |
| Refined palm products | - Ex-refinery | (RM per tonne) | 2,947 | 1,749 |
| Palm oil | - Ex-mill | (RM per tonne) | 2,607 | 1,640 |
| Palm kernel oil | - Ex-mill | (RM per tonne) | 3,524 | 1,885 |
| Palm kernel cake | - Ex-mill | (RM per tonne) | 448 | 208 |
| Palm kernel | - Ex-mill | (RM per tonne) | 1,710 | 924 |
| FFB | - Ex-estate | (RM per tonne) | 649 | 335 |
| Rubber | - Net of cess | (sen per kg) | 819 | 763 |

## 6. DIVIDEND

An interim dividend of 15 sen per share less 26% Malaysian income tax has been declared by the Directors in respect of the financial year ending 30 September 2008 (year ended 30 September 2007 : 10 sen per share less 27% Malaysian income tax) and will be paid on 8 August 2008 to shareholders registered on the Company's Register of Members as at 16 July 2008.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 14 July 2008 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 16 July 2008 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

## 7. QUARTERLY REPORT

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *www.bursamalaysia.com*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

24 May 2008

# KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

## Unaudited Report to Shareholders for the half year ended 31 March 2008

# UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2008

The unaudited report of the Group for the half year ended 31 March 2008 are detailed below.

## 1. SUMMARY OF GROUP RESULTS

| | Six Months Ended | | |
|---|---|---|---|
| | 31/3/2008 | 31/3/2007 | +/(-) |
| | RM'000 | RM'000 | % |
| Revenue | 3,675,060 | 2,206,852 | 66.5 |
| Operating profit | 725,209 | 366,264 | 98.0 |
| Finance costs | (31,153) | (11,896) | 161.9 |
| Share of results of associates | 18,819 | 11,321 | 66.2 |
| **PROFIT BEFORE TAXATION** | **712,875** | **365,689** | **94.9** |
| Tax expense | (158,808) | (81,193) | 95.6 |
| **NET PROFIT FOR THE PERIOD** | **554,067** | **284,496** | **94.8** |
| Attributable to: | | | |
| Equity holders of the Company | 527,791 | 282,809 | 86.6 |
| Minority interests | 26,276 | 1,687 | n/m |
| | **554,067** | **284,496** | **94.8** |
| **Earnings per share (sen)** | **49.56** | **26.56** | |

n/m : not meaningful

## 2. REVIEW OF PERFORMANCE

The half year profit before taxation of the Group at RM712.9 million had exceeded that of the corresponding period by 94.9%. Contribution from plantation sector rose sharply which was achieved through strong commodity prices and increase in FFB crop. Manufacturing sector had also brought in higher earnings.

## 3. CURRENT YEAR'S PROSPECTS

The Directors are of the opinion that the Group's profit for the current financial year would substantially exceed that of the previous year in view of the prevailing strong commodity prices, increase in FFB crop and higher contribution from the manufacturing sector.

## 4. CONDENSED CONSOLIDATED BALANCE SHEET

| | 31 March 2008 | 30 September 2007 |
|---|---|---|
| | RM'000 | RM'000 |
| **Assets** | | |
| Property, plant and equipment | 2,028,111 | 2,093,208 |
| Investment properties | 5,162 | 5,188 |
| Prepaid lease payments | 275,271 | 242,809 |
| Biological assets | 1,225,692 | 1,189,512 |
| Land held for property development | 195,345 | 194,735 |
| Goodwill on consolidation | 283,172 | 264,698 |
| Intangible assets | 43,434 | 44,789 |
| Investments in associates | 188,800 | 172,455 |
| Other investments | 391,870 | 438,705 |
| Deferred tax assets | 8,785 | 11,634 |
| Total non-current assets | 4,645,642 | 4,657,733 |
| Inventories | 1,040,995 | 982,655 |
| Biological assets | 1,191 | 3,227 |
| Trade and other receivables | 979,881 | 837,042 |
| Tax recoverable | 8,695 | 15,032 |
| Property development costs | 21,218 | 11,969 |
| Assets classified as held for sale | 277,460 | - |
| Cash and cash equivalents | 754,503 | 495,634 |
| Total current assets | 3,083,943 | 2,345,559 |
| **Total assets** | **7,729,585** | **7,003,292** |
| **Equity** | | |
| Share capital | 1,067,505 | 1,067,505 |
| Reserves | 4,010,073 | 3,864,995 |
| | 5,077,578 | 4,932,500 |
| Less: Cost of treasury shares | (13,447) | (13,447) |
| Total equity attributable to equity holders of the Company | 5,064,131 | 4,919,053 |
| Minority interests | 189,445 | 176,159 |
| **Total equity** | **5,253,576** | **5,095,212** |
| **Liabilities** | | |
| Deferred tax liabilities | 181,185 | 195,218 |
| Provision for retirement benefits | 30,987 | 32,951 |
| Borrowings | 874,557 | 566,893 |
| Total non-current liabilities | 1,086,729 | 795,062 |
| Trade and other payables | 623,755 | 563,777 |
| Liabilities classified as held for sale | 149,452 | - |
| Borrowings | 497,504 | 493,919 |
| Tax payable | 118,569 | 55,322 |
| Total current liabilities | 1,389,280 | 1,113,018 |
| **Total liabilities** | **2,476,009** | **1,908,080** |
| **Total equity and liabilities** | **7,729,585** | **7,003,292** |
| Net assets per share attributable to equity holders of the Company (RM) | 4.76 | 4.62 |

5. PLANTATION STATISTICS

| | | | Six Months Ended | |
|---|---|---|---|---|
| | | | 31/3/2008 | 31/3/2007 |
| **(a) PRODUCTION** | | | | |
| Oil palm | - Own production | (tonnes FFB) | 1,412,263 | 1,129,265 |
| | - Yield per hectare | (tonnes FFB) | 12.80 | 10.72 |
| Rubber | - Own production | ('000 kg) | 11,184 | 11,712 |
| | - Yield per hectare | (kg) | 711 | 738 |
| **(b) AREA STATEMENT AS AT 31 MARCH** | | | | |
| Total planted | | (hectares) | 170,472 | 153,781 |
| Oil palm in harvesting | | (hectares) | 110,297 | 105,543 |
| Rubber in tapping | | (hectares) | 15,570 | 15,566 |
| **(c) AVERAGE SELLING PRICES** | | | | |
| Refined palm products | - Ex-refinery | (RM per tonne) | 2,947 | 1,749 |
| Palm oil | - Ex-mill | (RM per tonne) | 2,607 | 1,640 |
| Palm kernel oil | - Ex-mill | (RM per tonne) | 3,524 | 1,885 |
| Palm kernel cake | - Ex-mill | (RM per tonne) | 448 | 208 |
| Palm kernel | - Ex-mill | (RM per tonne) | 1,710 | 924 |
| FFB | - Ex-estate | (RM per tonne) | 649 | 335 |
| Rubber | - Net of cess | (sen per kg) | 819 | 763 |

## 6. DIVIDEND

An interim dividend of 15 sen per share less 26% Malaysian income tax has been declared by the Directors in respect of the financial year ending 30 September 2008 (year ended 30 September 2007 : 10 sen per share less 27% Malaysian income tax) and will be paid on 8 August 2008 to shareholders registered on the Company's Register of Members as at 16 July 2008.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 14 July 2008 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 16 July 2008 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

## 7. QUARTERLY REPORT

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *www.bursamalaysia.com*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

24 May 2008

# KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

## Unaudited Report to Shareholders for the half year ended 31 March 2008

# UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2008

The unaudited report of the Group for the half year ended 31 March 2008 are detailed below.

## 1. SUMMARY OF GROUP RESULTS

| | Six Months Ended | | |
|---|---|---|---|
| | 31/3/2008 RM'000 | 31/3/2007 RM'000 | +/(-) % |
| Revenue | 3,675,060 | 2,206,852 | 66.5 |
| Operating profit | 725,209 | 366,264 | 98.0 |
| Finance costs | (31,153) | (11,896) | 161.9 |
| Share of results of associates | 18,819 | 11,321 | 66.2 |
| **PROFIT BEFORE TAXATION** | **712,875** | **365,689** | **94.9** |
| Tax expense | (158,808) | (81,193) | 95.6 |
| **NET PROFIT FOR THE PERIOD** | **554,067** | **284,496** | **94.8** |
| Attributable to: | | | |
| Equity holders of the Company | 527,791 | 282,809 | 86.6 |
| Minority interests | 26,276 | 1,687 | n/m |
| | **554,067** | **284,496** | **94.8** |
| **Earnings per share (sen)** | **49.56** | **26.56** | |

n/m : not meaningful

## 2. REVIEW OF PERFORMANCE

The half year profit before taxation of the Group at RM712.9 million had exceeded that of the corresponding period by 94.9%. Contribution from plantation sector rose sharply which was achieved through strong commodity prices and increase in FFB crop. Manufacturing sector had also brought in higher earnings.

## 3. CURRENT YEAR'S PROSPECTS

The Directors are of the opinion that the Group's profit for the current financial year would substantially exceed that of the previous year in view of the prevailing strong commodity prices, increase in FFB crop and higher contribution from the manufacturing sector.

CONDENSED CONSOLIDATED BALANCE SHEET

| | 31 March 2008 RM'000 | 30 September 2007 RM'000 |
|---|---|---|
| **Assets** | | |
| Property, plant and equipment | 2,028,111 | 2,093,208 |
| Investment properties | 5,162 | 5,188 |
| Prepaid lease payments | 275,271 | 242,809 |
| Biological assets | 1,225,692 | 1,189,512 |
| Land held for property development | 195,345 | 194,735 |
| Goodwill on consolidation | 283,172 | 264,698 |
| Intangible assets | 43,434 | 44,789 |
| Investments in associates | 188,800 | 172,455 |
| Other investments | 391,870 | 438,705 |
| Deferred tax assets | 8,785 | 11,634 |
| Total non-current assets | 4,645,642 | 4,657,733 |
| Inventories | 1,040,995 | 982,655 |
| Biological assets | 1,191 | 3,227 |
| Trade and other receivables | 979,881 | 837,042 |
| Tax recoverable | 8,695 | 15,032 |
| Property development costs | 21,218 | 11,969 |
| Assets classified as held for sale | 277,460 | - |
| Cash and cash equivalents | 754,503 | 495,634 |
| Total current assets | 3,083,943 | 2,345,559 |
| **Total assets** | **7,729,585** | **7,003,292** |
| **Equity** | | |
| Share capital | 1,067,505 | 1,067,505 |
| Reserves | 4,010,073 | 3,864,995 |
| | 5,077,578 | 4,932,500 |
| Less: Cost of treasury shares | (13,447) | (13,447) |
| Total equity attributable to equity holders of the Company | 5,064,131 | 4,919,053 |
| Minority interests | 189,445 | 176,159 |
| **Total equity** | **5,253,576** | **5,095,212** |
| **Liabilities** | | |
| Deferred tax liabilities | 181,185 | 195,218 |
| Provision for retirement benefits | 30,987 | 32,951 |
| Borrowings | 874,557 | 566,893 |
| Total non-current liabilities | 1,086,729 | 795,062 |
| Trade and other payables | 623,755 | 563,777 |
| Liabilities classified as held for sale | 149,452 | - |
| Borrowings | 497,504 | 493,919 |
| Tax payable | 118,569 | 55,322 |
| Total current liabilities | 1,389,280 | 1,113,018 |
| **Total liabilities** | **2,476,009** | **1,908,080** |
| **Total equity and liabilities** | **7,729,585** | **7,003,292** |
| Net assets per share attributable to equity holders of the Company (RM) | 4.76 | 4.62 |

| | | | Six Months Ended | |
|---|---|---|---|---|
| | | | 31/3/2008 | 31/3/2007 |
| **(a) PRODUCTION** | | | | |
| Oil palm | - Own production | (tonnes FFB) | 1,412,263 | 1,129,265 |
| | - Yield per hectare | (tonnes FFB) | 12.80 | 10.72 |
| Rubber | - Own production | ('000 kg) | 11,184 | 11,712 |
| | - Yield per hectare | (kg) | 711 | 738 |
| **(b) AREA STATEMENT AS AT 31 MARCH** | | | | |
| Total planted | | (hectares) | 170,472 | 153,781 |
| Oil palm in harvesting | | (hectares) | 110,297 | 105,543 |
| Rubber in tapping | | (hectares) | 15,570 | 15,566 |
| **(c) AVERAGE SELLING PRICES** | | | | |
| Refined palm products | - Ex-refinery | (RM per tonne) | 2,947 | 1,749 |
| Palm oil | - Ex-mill | (RM per tonne) | 2,607 | 1,640 |
| Palm kernel oil | - Ex-mill | (RM per tonne) | 3,524 | 1,885 |
| Palm kernel cake | - Ex-mill | (RM per tonne) | 448 | 208 |
| Palm kernel | - Ex-mill | (RM per tonne) | 1,710 | 924 |
| FFB | - Ex-estate | (RM per tonne) | 649 | 335 |
| Rubber | - Net of cess | (sen per kg) | 819 | 763 |

## 6. DIVIDEND

An interim dividend of 15 sen per share less 26% Malaysian income tax has been declared by the Directors in respect of the financial year ending 30 September 2008 (year ended 30 September 2007 : 10 sen per share less 27% Malaysian income tax) and will be paid on 8 August 2008 to shareholders registered on the Company's Register of Members as at 16 July 2008.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 14 July 2008 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 16 July 2008 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

## 7. QUARTERLY REPORT

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *www.bursamalaysia.com.*

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

24 May 2008

# KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

## Unaudited Report to Shareholders for the half year ended 31 March 2008

# UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2008

The unaudited report of the Group for the half year ended 31 March 2008 are detailed below.

## 1. SUMMARY OF GROUP RESULTS

| | Six Months Ended | | |
|---|---|---|---|
| | 31/3/2008 | 31/3/2007 | +/(-) |
| | RM'000 | RM'000 | % |
| Revenue | 3,675,060 | 2,206,852 | 66.5 |
| Operating profit | 725,209 | 366,264 | 98.0 |
| Finance costs | (31,153) | (11,896) | 161.9 |
| Share of results of associates | 18,819 | 11,321 | 66.2 |
| **PROFIT BEFORE TAXATION** | **712,875** | **365,689** | **94.9** |
| Tax expense | (158,808) | (81,193) | 95.6 |
| **NET PROFIT FOR THE PERIOD** | **554,067** | **284,496** | **94.8** |
| Attributable to: | | | |
| Equity holders of the Company | 527,791 | 282,809 | 86.6 |
| Minority interests | 26,276 | 1,687 | n/m |
| | **554,067** | **284,496** | **94.8** |
| **Earnings per share (sen)** | **49.56** | **26.56** | |

n/m : not meaningful

## 2. REVIEW OF PERFORMANCE

The half year profit before taxation of the Group at RM712.9 million had exceeded that of the corresponding period by 94.9%. Contribution from plantation sector rose sharply which was achieved through strong commodity prices and increase in FFB crop. Manufacturing sector had also brought in higher earnings.

## 3. CURRENT YEAR'S PROSPECTS

The Directors are of the opinion that the Group's profit for the current financial year would substantially exceed that of the previous year in view of the prevailing strong commodity prices, increase in FFB crop and higher contribution from the manufacturing sector.

## 4. CONDENSED CONSOLIDATED BALANCE SHEET

| | 31 March 2008 | 30 September 2007 |
|---|---|---|
| | RM'000 | RM'000 |
| **Assets** | | |
| Property, plant and equipment | 2,028,111 | 2,093,208 |
| Investment properties | 5,162 | 5,188 |
| Prepaid lease payments | 275,271 | 242,809 |
| Biological assets | 1,225,692 | 1,189,512 |
| Land held for property development | 195,345 | 194,735 |
| Goodwill on consolidation | 283,172 | 264,698 |
| Intangible assets | 43,434 | 44,789 |
| Investments in associates | 188,800 | 172,455 |
| Other investments | 391,870 | 438,705 |
| Deferred tax assets | 8,785 | 11,634 |
| Total non-current assets | 4,645,642 | 4,657,733 |
| Inventories | 1,040,995 | 982,655 |
| Biological assets | 1,191 | 3,227 |
| Trade and other receivables | 979,881 | 837,042 |
| Tax recoverable | 8,695 | 15,032 |
| Property development costs | 21,218 | 11,969 |
| Assets classified as held for sale | 277,460 | - |
| Cash and cash equivalents | 754,503 | 495,634 |
| Total current assets | 3,083,943 | 2,345,559 |
| **Total assets** | **7,729,585** | **7,003,292** |
| **Equity** | | |
| Share capital | 1,067,505 | 1,067,505 |
| Reserves | 4,010,073 | 3,864,995 |
| | 5,077,578 | 4,932,500 |
| Less: Cost of treasury shares | (13,447) | (13,447) |
| Total equity attributable to equity holders of the Company | 5,064,131 | 4,919,053 |
| Minority interests | 189,445 | 176,159 |
| **Total equity** | **5,253,576** | **5,095,212** |
| **Liabilities** | | |
| Deferred tax liabilities | 181,185 | 195,218 |
| Provision for retirement benefits | 30,987 | 32,951 |
| Borrowings | 874,557 | 566,893 |
| Total non-current liabilities | 1,086,729 | 795,062 |
| Trade and other payables | 623,755 | 563,777 |
| Liabilities classified as held for sale | 149,452 | - |
| Borrowings | 497,504 | 493,919 |
| Tax payable | 118,569 | 55,322 |
| Total current liabilities | 1,389,280 | 1,113,018 |
| **Total liabilities** | **2,476,009** | **1,908,080** |
| **Total equity and liabilities** | **7,729,585** | **7,003,292** |
| Net assets per share attributable to equity holders of the Company (RM) | 4.76 | 4.62 |

5. PLANTATION STATISTICS

| | | | Six Months Ended | |
|---|---|---|---|---|
| | | | 31/3/2008 | 31/3/2007 |
| **(a) PRODUCTION** | | | | |
| Oil palm | - Own production | (tonnes FFB) | 1,412,263 | 1,129,265 |
| | - Yield per hectare | (tonnes FFB) | 12.80 | 10.72 |
| Rubber | - Own production | ('000 kg) | 11,184 | 11,712 |
| | - Yield per hectare | (kg) | 711 | 738 |
| **(b) AREA STATEMENT AS AT 31 MARCH** | | | | |
| Total planted | | (hectares) | 170,472 | 153,781 |
| Oil palm in harvesting | | (hectares) | 110,297 | 105,543 |
| Rubber in tapping | | (hectares) | 15,570 | 15,566 |
| **(c) AVERAGE SELLING PRICES** | | | | |
| Refined palm products | - Ex-refinery | (RM per tonne) | 2,947 | 1,749 |
| Palm oil | - Ex-mill | (RM per tonne) | 2,607 | 1,640 |
| Palm kernel oil | - Ex-mill | (RM per tonne) | 3,524 | 1,885 |
| Palm kernel cake | - Ex-mill | (RM per tonne) | 448 | 208 |
| Palm kernel | - Ex-mill | (RM per tonne) | 1,710 | 924 |
| FFB | - Ex-estate | (RM per tonne) | 649 | 335 |
| Rubber | - Net of cess | (sen per kg) | 819 | 763 |

6. **DIVIDEND**

An interim dividend of 15 sen per share less 26% Malaysian income tax has been declared by the Directors in respect of the financial year ending 30 September 2008 (year ended 30 September 2007 : 10 sen per share less 27% Malaysian income tax) and will be paid on 8 August 2008 to shareholders registered on the Company's Register of Members as at 16 July 2008.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 14 July 2008 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 16 July 2008 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *www.bursamalaysia.com.*

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

24 May 2008

# KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

## Unaudited Report to Shareholders for the half year ended 31 March 2008

(15043-V)
(Incorporated in Malaysia)

# UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2008

The unaudited report of the Group for the half year ended 31 March 2008 are detailed below.

## 1. SUMMARY OF GROUP RESULTS

| | Six Months Ended | | |
|---|---|---|---|
| | 31/3/2008 | 31/3/2007 | +/(-) |
| | RM'000 | RM'000 | % |
| Revenue | 3,675,060 | 2,206,852 | 66.5 |
| Operating profit | 725,209 | 366,264 | 98.0 |
| Finance costs | (31,153) | (11,896) | 161.9 |
| Share of results of associates | 18,819 | 11,321 | 66.2 |
| **PROFIT BEFORE TAXATION** | **712,875** | **365,689** | **94.9** |
| Tax expense | (158,808) | (81,193) | 95.6 |
| **NET PROFIT FOR THE PERIOD** | **554,067** | **284,496** | **94.8** |
| Attributable to: | | | |
| Equity holders of the Company | 527,791 | 282,809 | 86.6 |
| Minority interests | 26,276 | 1,687 | n/m |
| | **554,067** | **284,496** | **94.8** |
| **Earnings per share (sen)** | **49.56** | **26.56** | |

n/m : not meaningful

## 2. REVIEW OF PERFORMANCE

The half year profit before taxation of the Group at RM712.9 million had exceeded that of the corresponding period by 94.9%. Contribution from plantation sector rose sharply which was achieved through strong commodity prices and increase in FFB crop. Manufacturing sector had also brought in higher earnings.

## 3. CURRENT YEAR'S PROSPECTS

The Directors are of the opinion that the Group's profit for the current financial year would substantially exceed that of the previous year in view of the prevailing strong commodity prices, increase in FFB crop and higher contribution from the manufacturing sector.

4. CONDENSED CONSOLIDATED BALANCE SHEET

| | 31 March 2008 | 30 September 2007 |
|---|---|---|
| | RM'000 | RM'000 |
| **Assets** | | |
| Property, plant and equipment | 2,028,111 | 2,093,208 |
| Investment properties | 5,162 | 5,188 |
| Prepaid lease payments | 275,271 | 242,809 |
| Biological assets | 1,225,692 | 1,189,512 |
| Land held for property development | 195,345 | 194,735 |
| Goodwill on consolidation | 283,172 | 264,698 |
| Intangible assets | 43,434 | 44,789 |
| Investments in associates | 188,800 | 172,455 |
| Other investments | 391,870 | 438,705 |
| Deferred tax assets | 8,785 | 11,634 |
| Total non-current assets | 4,645,642 | 4,657,733 |
| Inventories | 1,040,995 | 982,655 |
| Biological assets | 1,191 | 3,227 |
| Trade and other receivables | 979,881 | 837,042 |
| Tax recoverable | 8,695 | 15,032 |
| Property development costs | 21,218 | 11,969 |
| Assets classified as held for sale | 277,460 | - |
| Cash and cash equivalents | 754,503 | 495,634 |
| Total current assets | 3,083,943 | 2,345,559 |
| **Total assets** | **7,729,585** | **7,003,292** |
| **Equity** | | |
| Share capital | 1,067,505 | 1,067,505 |
| Reserves | 4,010,073 | 3,864,995 |
| | 5,077,578 | 4,932,500 |
| Less: Cost of treasury shares | (13,447) | (13,447) |
| Total equity attributable to equity holders of the Company | 5,064,131 | 4,919,053 |
| Minority interests | 189,445 | 176,159 |
| **Total equity** | **5,253,576** | **5,095,212** |
| **Liabilities** | | |
| Deferred tax liabilities | 181,185 | 195,218 |
| Provision for retirement benefits | 30,987 | 32,951 |
| Borrowings | 874,557 | 566,893 |
| Total non-current liabilities | 1,086,729 | 795,062 |
| Trade and other payables | 623,755 | 563,777 |
| Liabilities classified as held for sale | 149,452 | - |
| Borrowings | 497,504 | 493,919 |
| Tax payable | 118,569 | 55,322 |
| Total current liabilities | 1,389,280 | 1,113,018 |
| **Total liabilities** | **2,476,009** | **1,908,080** |
| **Total equity and liabilities** | **7,729,585** | **7,003,292** |
| Net assets per share attributable to equity holders of the Company (RM) | 4.76 | 4.62 |

5. PLANTATION STATISTICS

| | | | | Six Months Ended 31/3/2008 | Six Months Ended 31/3/2007 |
|---|---|---|---|---|---|
| (a) PRODUCTION | | | | | |
| Oil palm | - Own production | | (tonnes FFB) | 1,412,263 | 1,129,265 |
| | - Yield per hectare | | (tonnes FFB) | 12.80 | 10.72 |
| Rubber | - Own production | | ('000 kg) | 11,184 | 11,712 |
| | - Yield per hectare | | (kg) | 711 | 738 |
| (b) AREA STATEMENT AS AT 31 MARCH | | | | | |
| Total planted | | | (hectares) | 170,472 | 153,781 |
| Oil palm in harvesting | | | (hectares) | 110,297 | 105,543 |
| Rubber in tapping | | | (hectares) | 15,570 | 15,566 |
| (c) AVERAGE SELLING PRICES | | | | | |
| Refined palm products | | - Ex-refinery | (RM per tonne) | 2,947 | 1,749 |
| Palm oil | | - Ex-mill | (RM per tonne) | 2,607 | 1,640 |
| Palm kernel oil | | - Ex-mill | (RM per tonne) | 3,524 | 1,885 |
| Palm kernel cake | | - Ex-mill | (RM per tonne) | 448 | 208 |
| Palm kernel | | - Ex-mill | (RM per tonne) | 1,710 | 924 |
| FFB | | - Ex-estate | (RM per tonne) | 649 | 335 |
| Rubber | | - Net of cess | (sen per kg) | 819 | 763 |

## 6. DIVIDEND

An interim dividend of 15 sen per share less 26% Malaysian income tax has been declared by the Directors in respect of the financial year ending 30 September 2008 (year ended 30 September 2007 : 10 sen per share less 27% Malaysian income tax) and will be paid on 8 August 2008 to shareholders registered on the Company's Register of Members as at 16 July 2008.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 14 July 2008 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 16 July 2008 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

## 7. QUARTERLY REPORT

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *www.bursamalaysia.com.*

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

24 May 2008

# KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

## Unaudited Report to Shareholders for the half year ended 31 March 2008

(15043-V)
(Incorporated in Malaysia)

# UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2008

The unaudited report of the Group for the half year ended 31 March 2008 are detailed below.

## 1. SUMMARY OF GROUP RESULTS

| | Six Months Ended | | |
|---|---|---|---|
| | 31/3/2008 | 31/3/2007 | +/(-) |
| | RM'000 | RM'000 | % |
| Revenue | 3,675,060 | 2,206,852 | 66.5 |
| Operating profit | 725,209 | 366,264 | 98.0 |
| Finance costs | (31,153) | (11,896) | 161.9 |
| Share of results of associates | 18,819 | 11,321 | 66.2 |
| **PROFIT BEFORE TAXATION** | **712,875** | **365,689** | **94.9** |
| Tax expense | (158,808) | (81,193) | 95.6 |
| **NET PROFIT FOR THE PERIOD** | **554,067** | **284,496** | **94.8** |
| Attributable to: | | | |
| Equity holders of the Company | 527,791 | 282,809 | 86.6 |
| Minority interests | 26,276 | 1,687 | n/m |
| | **554,067** | **284,496** | **94.8** |
| **Earnings per share (sen)** | **49.56** | **26.56** | |

n/m : not meaningful

## 2. REVIEW OF PERFORMANCE

The half year profit before taxation of the Group at RM712.9 million had exceeded that of the corresponding period by 94.9%. Contribution from plantation sector rose sharply which was achieved through strong commodity prices and increase in FFB crop. Manufacturing sector had also brought in higher earnings.

## 3. CURRENT YEAR'S PROSPECTS

The Directors are of the opinion that the Group's profit for the current financial year would substantially exceed that of the previous year in view of the prevailing strong commodity prices, increase in FFB crop and higher contribution from the manufacturing sector.

## 4. CONDENSED CONSOLIDATED BALANCE SHEET

| | 31 March 2008 | 30 September 2007 |
|---|---|---|
| | RM'000 | RM'000 |
| **Assets** | | |
| Property, plant and equipment | 2,028,111 | 2,093,208 |
| Investment properties | 5,162 | 5,188 |
| Prepaid lease payments | 275,271 | 242,809 |
| Biological assets | 1,225,692 | 1,189,512 |
| Land held for property development | 195,345 | 194,735 |
| Goodwill on consolidation | 283,172 | 264,698 |
| Intangible assets | 43,434 | 44,789 |
| Investments in associates | 188,800 | 172,455 |
| Other investments | 391,870 | 438,705 |
| Deferred tax assets | 8,785 | 11,634 |
| Total non-current assets | 4,645,642 | 4,657,733 |
| Inventories | 1,040,995 | 982,655 |
| Biological assets | 1,191 | 3,227 |
| Trade and other receivables | 979,881 | 837,042 |
| Tax recoverable | 8,695 | 15,032 |
| Property development costs | 21,218 | 11,969 |
| Assets classified as held for sale | 277,460 | - |
| Cash and cash equivalents | 754,503 | 495,634 |
| Total current assets | 3,083,943 | 2,345,559 |
| **Total assets** | **7,729,585** | **7,003,292** |
| **Equity** | | |
| Share capital | 1,067,505 | 1,067,505 |
| Reserves | 4,010,073 | 3,864,995 |
| | 5,077,578 | 4,932,500 |
| Less: Cost of treasury shares | (13,447) | (13,447) |
| Total equity attributable to equity holders of the Company | 5,064,131 | 4,919,053 |
| Minority interests | 189,445 | 176,159 |
| **Total equity** | **5,253,576** | **5,095,212** |
| **Liabilities** | | |
| Deferred tax liabilities | 181,185 | 195,218 |
| Provision for retirement benefits | 30,987 | 32,951 |
| Borrowings | 874,557 | 566,893 |
| Total non-current liabilities | 1,086,729 | 795,062 |
| Trade and other payables | 623,755 | 563,777 |
| Liabilities classified as held for sale | 149,452 | - |
| Borrowings | 497,504 | 493,919 |
| Tax payable | 118,569 | 55,322 |
| Total current liabilities | 1,389,280 | 1,113,018 |
| **Total liabilities** | **2,476,009** | **1,908,080** |
| **Total equity and liabilities** | **7,729,585** | **7,003,292** |
| Net assets per share attributable to equity holders of the Company (RM) | 4.76 | 4.62 |

5. **PLANTATION STATISTICS**

| | | | Six Months Ended | |
|---|---|---|---|---|
| | | | 31/3/2008 | 31/3/2007 |
| **(a) PRODUCTION** | | | | |
| Oil palm | - Own production | (tonnes FFB) | 1,412,263 | 1,129,265 |
| | - Yield per hectare | (tonnes FFB) | 12.80 | 10.72 |
| Rubber | - Own production | ('000 kg) | 11,184 | 11,712 |
| | - Yield per hectare | (kg) | 711 | 738 |
| **(b) AREA STATEMENT AS AT 31 MARCH** | | | | |
| Total planted | | (hectares) | 170,472 | 153,781 |
| Oil palm in harvesting | | (hectares) | 110,297 | 105,543 |
| Rubber in tapping | | (hectares) | 15,570 | 15,566 |
| **(c) AVERAGE SELLING PRICES** | | | | |
| Refined palm products | - Ex-refinery | (RM per tonne) | 2,947 | 1,749 |
| Palm oil | - Ex-mill | (RM per tonne) | 2,607 | 1,640 |
| Palm kernel oil | - Ex-mill | (RM per tonne) | 3,524 | 1,885 |
| Palm kernel cake | - Ex-mill | (RM per tonne) | 448 | 208 |
| Palm kernel | - Ex-mill | (RM per tonne) | 1,710 | 924 |
| FFB | - Ex-estate | (RM per tonne) | 649 | 335 |
| Rubber | - Net of cess | (sen per kg) | 819 | 763 |

6. **DIVIDEND**

An interim dividend of 15 sen per share less 26% Malaysian income tax has been declared by the Directors in respect of the financial year ending 30 September 2008 (year ended 30 September 2007 : 10 sen per share less 27% Malaysian income tax) and will be paid on 8 August 2008 to shareholders registered on the Company's Register of Members as at 16 July 2008.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 14 July 2008 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 16 July 2008 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *www.bursamalaysia.com.*

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

24 May 2008

# KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

## Unaudited Report to Shareholders for the half year ended 31 March 2008

# UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2008

The unaudited report of the Group for the half year ended 31 March 2008 are detailed below.

## 1. SUMMARY OF GROUP RESULTS

| | Six Months Ended | | |
|---|---|---|---|
| | 31/3/2008 | 31/3/2007 | +/(-) |
| | RM'000 | RM'000 | % |
| Revenue | 3,675,060 | 2,206,852 | 66.5 |
| Operating profit | 725,209 | 366,264 | 98.0 |
| Finance costs | (31,153) | (11,896) | 161.9 |
| Share of results of associates | 18,819 | 11,321 | 66.2 |
| **PROFIT BEFORE TAXATION** | **712,875** | **365,689** | **94.9** |
| Tax expense | (158,808) | (81,193) | 95.6 |
| **NET PROFIT FOR THE PERIOD** | **554,067** | **284,496** | **94.8** |
| Attributable to: | | | |
| Equity holders of the Company | 527,791 | 282,809 | 86.6 |
| Minority interests | 26,276 | 1,687 | n/m |
| | **554,067** | **284,496** | **94.8** |
| **Earnings per share (sen)** | **49.56** | **26.56** | |

n/m : not meaningful

## 2. REVIEW OF PERFORMANCE

The half year profit before taxation of the Group at RM712.9 million had exceeded that of the corresponding period by 94.9%. Contribution from plantation sector rose sharply which was achieved through strong commodity prices and increase in FFB crop. Manufacturing sector had also brought in higher earnings.

## 3. CURRENT YEAR'S PROSPECTS

The Directors are of the opinion that the Group's profit for the current financial year would substantially exceed that of the previous year in view of the prevailing strong commodity prices, increase in FFB crop and higher contribution from the manufacturing sector.

## 4. CONDENSED CONSOLIDATED BALANCE SHEET

| | 31 March 2008 | 30 September 2007 |
|---|---|---|
| | RM'000 | RM'000 |
| **Assets** | | |
| Property, plant and equipment | 2,028,111 | 2,093,208 |
| Investment properties | 5,162 | 5,188 |
| Prepaid lease payments | 275,271 | 242,809 |
| Biological assets | 1,225,692 | 1,189,512 |
| Land held for property development | 195,345 | 194,735 |
| Goodwill on consolidation | 283,172 | 264,698 |
| Intangible assets | 43,434 | 44,789 |
| Investments in associates | 188,800 | 172,455 |
| Other investments | 391,870 | 438,705 |
| Deferred tax assets | 8,785 | 11,634 |
| Total non-current assets | 4,645,642 | 4,657,733 |
| Inventories | 1,040,995 | 982,655 |
| Biological assets | 1,191 | 3,227 |
| Trade and other receivables | 979,881 | 837,042 |
| Tax recoverable | 8,695 | 15,032 |
| Property development costs | 21,218 | 11,969 |
| Assets classified as held for sale | 277,460 | - |
| Cash and cash equivalents | 754,503 | 495,634 |
| Total current assets | 3,083,943 | 2,345,559 |
| **Total assets** | **7,729,585** | **7,003,292** |
| **Equity** | | |
| Share capital | 1,067,505 | 1,067,505 |
| Reserves | 4,010,073 | 3,864,995 |
| | 5,077,578 | 4,932,500 |
| Less: Cost of treasury shares | (13,447) | (13,447) |
| Total equity attributable to equity holders of the Company | 5,064,131 | 4,919,053 |
| Minority interests | 189,445 | 176,159 |
| **Total equity** | **5,253,576** | **5,095,212** |
| **Liabilities** | | |
| Deferred tax liabilities | 181,185 | 195,218 |
| Provision for retirement benefits | 30,987 | 32,951 |
| Borrowings | 874,557 | 566,893 |
| Total non-current liabilities | 1,086,729 | 795,062 |
| Trade and other payables | 623,755 | 563,777 |
| Liabilities classified as held for sale | 149,452 | - |
| Borrowings | 497,504 | 493,919 |
| Tax payable | 118,569 | 55,322 |
| Total current liabilities | 1,389,280 | 1,113,018 |
| **Total liabilities** | **2,476,009** | **1,908,080** |
| **Total equity and liabilities** | **7,729,585** | **7,003,292** |
| Net assets per share attributable to equity holders of the Company (RM) | 4.76 | 4.62 |

5. PLANTATION STATISTICS

| | | | Six Months Ended | |
|---|---|---|---|---|
| | | | 31/3/2008 | 31/3/2007 |
| **(a) PRODUCTION** | | | | |
| Oil palm | - Own production | (tonnes FFB) | 1,412,263 | 1,129,265 |
| | - Yield per hectare | (tonnes FFB) | 12.80 | 10.72 |
| Rubber | - Own production | ('000 kg) | 11,184 | 11,712 |
| | - Yield per hectare | (kg) | 711 | 738 |
| **(b) AREA STATEMENT AS AT 31 MARCH** | | | | |
| Total planted | | (hectares) | 170,472 | 153,781 |
| Oil palm in harvesting | | (hectares) | 110,297 | 105,543 |
| Rubber in tapping | | (hectares) | 15,570 | 15,566 |
| **(c) AVERAGE SELLING PRICES** | | | | |
| Refined palm products | - Ex-refinery | (RM per tonne) | 2,947 | 1,749 |
| Palm oil | - Ex-mill | (RM per tonne) | 2,607 | 1,640 |
| Palm kernel oil | - Ex-mill | (RM per tonne) | 3,524 | 1,885 |
| Palm kernel cake | - Ex-mill | (RM per tonne) | 448 | 208 |
| Palm kernel | - Ex-mill | (RM per tonne) | 1,710 | 924 |
| FFB | - Ex-estate | (RM per tonne) | 649 | 335 |
| Rubber | - Net of cess | (sen per kg) | 819 | 763 |

6. **DIVIDEND**

An interim dividend of 15 sen per share less 26% Malaysian income tax has been declared by the Directors in respect of the financial year ending 30 September 2008 (year ended 30 September 2007 : 10 sen per share less 27% Malaysian income tax) and will be paid on 8 August 2008 to shareholders registered on the Company's Register of Members as at 16 July 2008.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 14 July 2008 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 16 July 2008 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *www.bursamalaysia.com.*

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

24 May 2008

# KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

## Unaudited Report to Shareholders for the half year ended 31 March 2008

(15043-V)
(Incorporated in Malaysia)

# UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2008

The unaudited report of the Group for the half year ended 31 March 2008 are detailed below.

## 1. SUMMARY OF GROUP RESULTS

| | Six Months Ended | | |
|---|---|---|---|
| | 31/3/2008 | 31/3/2007 | +/(-) |
| | RM'000 | RM'000 | % |
| Revenue | 3,675,060 | 2,206,852 | 66.5 |
| Operating profit | 725,209 | 366,264 | 98.0 |
| Finance costs | (31,153) | (11,896) | 161.9 |
| Share of results of associates | 18,819 | 11,321 | 66.2 |
| **PROFIT BEFORE TAXATION** | **712,875** | **365,689** | **94.9** |
| Tax expense | (158,808) | (81,193) | 95.6 |
| **NET PROFIT FOR THE PERIOD** | **554,067** | **284,496** | **94.8** |
| Attributable to: | | | |
| Equity holders of the Company | 527,791 | 282,809 | 86.6 |
| Minority interests | 26,276 | 1,687 | n/m |
| | **554,067** | **284,496** | **94.8** |
| **Earnings per share (sen)** | **49.56** | **26.56** | |

n/m : not meaningful

## 2. REVIEW OF PERFORMANCE

The half year profit before taxation of the Group at RM712.9 million had exceeded that of the corresponding period by 94.9%. Contribution from plantation sector rose sharply which was achieved through strong commodity prices and increase in FFB crop. Manufacturing sector had also brought in higher earnings.

## 3. CURRENT YEAR'S PROSPECTS

The Directors are of the opinion that the Group's profit for the current financial year would substantially exceed that of the previous year in view of the prevailing strong commodity prices, increase in FFB crop and higher contribution from the manufacturing sector.

## 4. CONDENSED CONSOLIDATED BALANCE SHEET

| | 31 March 2008 RM'000 | 30 September 2007 RM'000 |
|---|---|---|
| **Assets** | | |
| Property, plant and equipment | 2,028,111 | 2,093,208 |
| Investment properties | 5,162 | 5,188 |
| Prepaid lease payments | 275,271 | 242,809 |
| Biological assets | 1,225,692 | 1,189,512 |
| Land held for property development | 195,345 | 194,735 |
| Goodwill on consolidation | 283,172 | 264,698 |
| Intangible assets | 43,434 | 44,789 |
| Investments in associates | 188,800 | 172,455 |
| Other investments | 391,870 | 438,705 |
| Deferred tax assets | 8,785 | 11,634 |
| Total non-current assets | 4,645,642 | 4,657,733 |
| Inventories | 1,040,995 | 982,655 |
| Biological assets | 1,191 | 3,227 |
| Trade and other receivables | 979,881 | 837,042 |
| Tax recoverable | 8,695 | 15,032 |
| Property development costs | 21,218 | 11,969 |
| Assets classified as held for sale | 277,460 | - |
| Cash and cash equivalents | 754,503 | 495,634 |
| Total current assets | 3,083,943 | 2,345,559 |
| **Total assets** | **7,729,585** | **7,003,292** |
| **Equity** | | |
| Share capital | 1,067,505 | 1,067,505 |
| Reserves | 4,010,073 | 3,864,995 |
| | 5,077,578 | 4,932,500 |
| Less: Cost of treasury shares | (13,447) | (13,447) |
| Total equity attributable to equity holders of the Company | 5,064,131 | 4,919,053 |
| Minority interests | 189,445 | 176,159 |
| **Total equity** | **5,253,576** | **5,095,212** |
| **Liabilities** | | |
| Deferred tax liabilities | 181,185 | 195,218 |
| Provision for retirement benefits | 30,987 | 32,951 |
| Borrowings | 874,557 | 566,893 |
| Total non-current liabilities | 1,086,729 | 795,062 |
| Trade and other payables | 623,755 | 563,777 |
| Liabilities classified as held for sale | 149,452 | - |
| Borrowings | 497,504 | 493,919 |
| Tax payable | 118,569 | 55,322 |
| Total current liabilities | 1,389,280 | 1,113,018 |
| **Total liabilities** | **2,476,009** | **1,908,080** |
| **Total equity and liabilities** | **7,729,585** | **7,003,292** |
| Net assets per share attributable to equity holders of the Company (RM) | 4.76 | 4.62 |

| | | | Six Months Ended | |
|---|---|---|---|---|
| | | | 31/3/2008 | 31/3/2007 |
| (a) PRODUCTION | | | | |
| Oil palm | - Own production | (tonnes FFB) | 1,412,263 | 1,129,265 |
| | - Yield per hectare | (tonnes FFB) | 12.80 | 10.72 |
| Rubber | - Own production | ('000 kg) | 11,184 | 11,712 |
| | - Yield per hectare | (kg) | 711 | 738 |
| (b) AREA STATEMENT AS AT 31 MARCH | | | | |
| Total planted | | (hectares) | 170,472 | 153,781 |
| Oil palm in harvesting | | (hectares) | 110,297 | 105,543 |
| Rubber in tapping | | (hectares) | 15,570 | 15,566 |
| (c) AVERAGE SELLING PRICES | | | | |
| Refined palm products | - Ex-refinery | (RM per tonne) | 2,947 | 1,749 |
| Palm oil | - Ex-mill | (RM per tonne) | 2,607 | 1,640 |
| Palm kernel oil | - Ex-mill | (RM per tonne) | 3,524 | 1,885 |
| Palm kernel cake | - Ex-mill | (RM per tonne) | 448 | 208 |
| Palm kernel | - Ex-mill | (RM per tonne) | 1,710 | 924 |
| FFB | - Ex-estate | (RM per tonne) | 649 | 335 |
| Rubber | - Net of cess | (sen per kg) | 819 | 763 |

## 6. DIVIDEND

An interim dividend of 15 sen per share less 26% Malaysian income tax has been declared by the Directors in respect of the financial year ending 30 September 2008 (year ended 30 September 2007 : 10 sen per share less 27% Malaysian income tax) and will be paid on 8 August 2008 to shareholders registered on the Company's Register of Members as at 16 July 2008.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 14 July 2008 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 16 July 2008 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

## 7. QUARTERLY REPORT

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *www.bursamalaysia.com.*

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

24 May 2008

(15043-V)
www.klk.com.my

RECEIVED
2008 JUN 10 A 5:
FICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref : KLK/SE

3 June 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

**ANNOUNCEMENT : FILE NO. 82-5022**
**Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934**

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

| DATE | TITLE |
|---|---|
| | **GENERAL ANNOUNCEMENT** |
| 6 May 2008<br>7 May 2008<br>8 May 2008 | Take-Over Offer By Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares In Ladang Perbadanan-Fima Berhad ("LPF"), Not Already Owned By AHSB And The Persons Acting In Concert With It<br>- Disclosure Of Dealings |
| 9 May 2008 | Listed Companies' Crop – April 2008 |
| 9 May 2008 | Take-Over Offer By Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares In Ladang Perbadanan-Fima Berhad ("LPF"), Not Already Owned By AHSB And The Persons Acting In Concert With It<br>- Disclosure Of Dealings |
| 12 May 2008 | Schedule for Release of 2nd Quarter Results |
| 14 May 2008<br>16 May 2008<br>20 May 2008 | Take-Over Offer By Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares In Ladang Perbadanan-Fima Berhad ("LPF"), Not Already Owned By AHSB And The Persons Acting In Concert With It<br>- Disclosure Of Dealings |
| 20 May 2008 | New Subsidiary: Ladang Perbadanan-Fima Berhad |
| 21 May 2008<br>22 May 2008 | Take-Over Offer By Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares In Ladang Perbadanan-Fima Berhad ("LPF"), Not Already Owned By AHSB And The Persons Acting In Concert With It<br>- Disclosure Of Dealings |
| 22 May 2008 | Kuala Lumpur Kepong Berhad ("KLK")<br><br>Take-Over Offer By Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares Of Ladang Perbadanan-Fima Berhad ("LPF") Not Already Owned By AHSB And The Persons Acting In Concert ("PAC") With It ("OFFER") |
| 23 May 2008<br>27 May 2008<br>28 May 2008<br>29 May 2008<br>30 May 2008<br>2 June 2008 | Take-Over Offer By Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares In Ladang Perbadanan-Fima Berhad ("LPF"), Not Already Owned By AHSB And The Persons Acting In Concert With It<br>- Disclosure Of Dealings |

| | FINANCIAL RESULTS |
|---|---|
| 21 May 2008 | 2nd Quarterly Report |

| | ENTITLEMENTS (NOTICE OF BOOK CLOSURE) |
|---|---|
| 21 May 2008 | An interim dividend of 15 sen per share less 26% Malaysian Income Tax |

| | CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965 |
|---|---|
| 6 May 2008 | Employees Provident Fund Board |
| 7 May 2008 | |
| 9 May 2008 | |
| 14 May 2008 | |
| 15 May 2008 | |
| 20 May 2008 | |
| 21 May 2008 | |
| 27 May 2008 | |
| 28 May 2008 | |
| 30 May 2008 | |

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[ J. C. Lim ]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666 ]
Attention : Ms Tintin Subagyo

fscC:\Documents and Settings\sl.lim\My Documents\SECRETARIAL\MISC\ADR-SEC\2007\May 2008

BURSA MALAYSIA

RECEIVED

2009 JUN 10 A 5:

# General Announcement

**Submitted**

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **06/05/2008 08:01:58 AM**
Submitted by **KUALA LUMPUR KEPONG** on **06/05/2008 10:46:01 AM**
Reference No **KLK-080506-02E11**
Form Version V3.0

| **Company Information** | |
|---|---|
| Main Board/ Second Board Company | |
| New Announcement | |
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-241 7844 |
| **E-mail address** | stanley.lim@klk.com.my |

| | |
|---|---|
| **Type *** | Announcement |
| **Subject *:** | TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT<br>- DISCLOSURE OF DEALINGS |

**Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.**

Contents *:-
*(This field is to be used for the summary of the announcement)*
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 6 May 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.
Announcement Details :-
*(This field is for the details of the announcement, if applicable)*

Attachment(s):- **(please attach the attachments here)**
Disclosure of Dealings (6 May 08).pdf

(15043-V)
www.klk.com.my

## FOR PUBLIC RELEASE

6 May 2008

To: Bursa Malaysia Securities Berhad
Attention: En. Johan Abdullah
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

**TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS**

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad ("KLK") and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that KLK has dealt in the following shares for its own account:

| Date | Counter | Transaction | Quantity | Average Price RM |
|---|---|---|---|---|
| 5 May 2008 | LPF | Buy | 410,700 | 4.18 |

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[ J. C. Lim ]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

BURSA MALAYSIA

RECEIVED

2008 JUN 10 A 5:25

## General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **07/05/2008 10:46:51 AM**
Submitted by **KUALA LUMPUR KEPONG** on **07/05/2008 10:55:14 AM**
Reference No **KLK-080507-F46C9**
Form Version V3.0

**Submitted**

**Company Information**

Main Board/ Second Board Company

New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-241 7844 |
| **E-mail address** | stanley.lim@klk.com.my |

| | |
|---|---|
| **Type *** | **Announcement** |
| **Subject *:** | TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT<br>- DISCLOSURE OF DEALINGS |

**Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.**

**Contents *:-**
*(This field is to be used for the summary of the announcement)*
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 7 May 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

**Announcement Details :-**
*(This field is for the details of the announcement, if applicable)*

**Attachment(s):- (please attach the attachments here)**
Disclosure of Dealings (7 May 08).pdf

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

**FOR PUBLIC RELEASE**

7 May 2008

To: Bursa Malaysia Securities Berhad
Attention: En. Johan Abdullah
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

**TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT**
**- DISCLOSURE OF DEALINGS**

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad ("KLK") and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that KLK has dealt in the following shares for its own account:

| Date | Counter | Transaction | Quantity | Average Price RM |
|---|---|---|---|---|
| 6 May 2008 | LPF | Buy | 184,000 | 4.18 |

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[ J. C. Lim ]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

**BURSA MALAYSIA**

RECEIVED

2008 JUN 10 A 5:05

## General Announcement

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **08/05/2008 07:30:51 AM**
Submitted by **KUALA LUMPUR KEPONG** on **08/05/2008 10:58:06 AM**
Reference No **KLK-080508-12AC1**
Form Version V3.0

**Company Information**

Main Board/ Second Board Company
New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-241 7844 |
| **E-mail address** | stanley.lim@klk.com.my |

| | |
|---|---|
| **Type *** | **Announcement** |
| **Subject *:** | TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT<br>- DISCLOSURE OF DEALINGS |

**Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.**

**Contents *:-**
*(This field is to be used for the summary of the announcement)*
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 8 May 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

**Announcement Details :-**
*(This field is for the details of the announcement, if applicable)*

**Attachment(s):- (please attach the attachments here)**
Disclosure of Dealings (8 May 08).pdf

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

**FOR PUBLIC RELEASE**

8 May 2008

To: Bursa Malaysia Securities Berhad
Attention: En. Johan Abdullah
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

**TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS**

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad ("KLK") and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that KLK has dealt in the following shares for its own account:

| Date | Counter | Transaction | Quantity | Average Price RM |
|---|---|---|---|---|
| 7 May 2008 | LPF | Buy | 888,000 | 4.1987 |

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[ Fan Chee Kum ]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9836)

LJC/ska/LPF/ Disclosure of share/Latest

SEC, US

BURSA MALAYSIA

# General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **07/05/2008 04:30:51 PM**
Submitted by **KUALA LUMPUR KEPONG** on **09/05/2008 09:25:41 AM**
Reference No **KLK-080507-EC520**
Form Version V3.0

**Submitted**

**Company Information**

Main Board/ Second Board Company
New Announcement

**Submitting Investment Bank/Advisor (if applicable)**

**Submitting Secretarial Firm (if applicable)**

| | |
|---|---|
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-2417844 |
| **E-mail address** | stanley.lim@klk.com.my |

**Type *** **Announcement**

**Subject *:** Listed Companies' Crop
April 2008

**Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.**

**Contents *:-**
*(This field is to be used for the summary of the announcement)*
We submit below the crop figures for the month of April 2008 :-

**Announcement Details :-**
*(This field is for the details of the announcement, if applicable)*

| | 2007 | | |
|---|---|---|---|
| | Oct | Nov | Dec |
| Fresh Fruit Bunches (mt) | 243,640 | 268,326 | 236,121 |
| Crude Palm Oil (mt) | 50,732 | 55,320 | 47,187 |
| Palm Kernel (mt) | 11,670 | 12,974 | 11,224 |
| Rubber (kg) | 1,791,940 | 2,007,377 | 1,804,750 |

| | 2008 |
|---|---|

| | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep |
|---|---|---|---|---|---|---|---|---|---|
| Fresh Fruit Bunches (mt) | 236,922 | 208,111 | 219,144 | 202,285 | | | | | |
| Crude Palm Oil (mt) | 48,752 | 43,941 | 44,627 | 42,185 | | | | | |
| Palm Kernel (mt) | 11,601 | 10,042 | 10,724 | 9,829 | | | | | |
| Rubber (kg) | 2,247,157 | 2,096,765 | 1,235,663 | 974,545 | | | | | |

**Attachment(s):- (please attach the attachments here)**
- No Attachement Found -

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

BURSA MALAYSIA

## General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **09/05/2008 08:30:12 AM**
Submitted by **KUALA LUMPUR KEPONG** on **09/05/2008 11:11:52 AM**
Reference No **KLK-080509-2C3D3**
Form Version V3.0

**Submitted**

**Company Information**

Main Board/ Second Board Company
New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-241 7844 |
| **E-mail address** | stanley.lim@klk.com.my |

| | |
|---|---|
| **Type *** | **Announcement** |
| **Subject *:** | TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT<br>- DISCLOSURE OF DEALINGS |

**Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.**

**Contents *:-**
*(This field is to be used for the summary of the announcement)*
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 9 May 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

**Announcement Details :-**
*(This field is for the details of the announcement, if applicable)*

**Attachment(s):- (please attach the attachments here)**
Disclosure of Dealings (9 May 08).pdf

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

**KUALA LUMPUR KEPONG BERHAD**
(15043-V)
www.klk.com.my

## FOR PUBLIC RELEASE

9 May 2008

To: Bursa Malaysia Securities Berhad
Attention: En. Johan Abdullah
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

**TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS**

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad ("KLK") and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that KLK has dealt in the following shares for its own account:

| Date | Counter | Transaction | Quantity | Average Price RM |
|---|---|---|---|---|
| 8 May 2008 | LPF | Buy | 1,280,000 | 4.20 |

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[ Fan Chee Kum ]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

BURSA MALAYSIA

## General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **12/05/2008 11:04:26 AM**
Submitted by **KUALA LUMPUR KEPONG** on **12/05/2008 02:26:28 PM**
Reference No **KLK-080512-0E2AD**
Form Version V3.0

**Submitted**

**Company Information**

Main Board/ Second Board Company

New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-241 7844 |
| **E-mail address** | stanley.lim@klk.com.my |

| | |
|---|---|
| **Type *** | **Announcement** |
| **Subject *:** | SCHEDULE FOR RELEASE OF 2ND QUARTER RESULTS |

**Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.**

**Contents *:-**
*(This field is to be used for the summary of the announcement)*
We wish to advise that the 2nd Quarter Results (January to March 2008) of the KLK Group is scheduled for release on Wednesday, 21 May 2008 evening.

**Announcement Details :-**
*(This field is for the details of the announcement, if applicable)*

**Attachment(s):- (please attach the attachments here)**
- No Attachement Found -

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

BURSA MALAYSIA

SEC, US

## General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **14/05/2008 09:21:39 AM**
Submitted by **KUALA LUMPUR KEPONG** on **14/05/2008 10:50:21 AM**
Reference No **KLK-080514-779A2**
Form Version V3.0

**Submitted**

**Company Information**

Main Board/ Second Board Company

New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-241 7844 |
| **E-mail address** | stanley.lim@klk.com.my |

| | |
|---|---|
| **Type *** | **Announcement** |
| **Subject *:** | TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT<br>- DISCLOSURE OF DEALINGS |

**Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.**

**Contents *:-**
*(This field is to be used for the summary of the announcement)*
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 14 May 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

**Announcement Details :-**
*(This field is for the details of the announcement, if applicable)*

**Attachment(s):- (please attach the attachments here)**
Disclosure of Dealings (14 May 08).pdf

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

(15043-V)
www.klk.com.my

**FOR PUBLIC RELEASE**

14 May 2008

To: Bursa Malaysia Securities Berhad
Attention: En. Johan Abdullah
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

**TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS**

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

| Date | Counter | Transaction | Quantity | Average Price RM |
|---|---|---|---|---|
| 13 May 2008 | LPF | Buy | 68,400 | 4.18 |

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[ J. C. Lim ]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

SEC, US

BURSA MALAYSIA

## General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **16/05/2008 07:37:16 AM**
Submitted by **KUALA LUMPUR KEPONG** on **16/05/2008 11:22:01 AM**
Reference No **KLK-080516-1C13F**
Form Version V3.0

**Submitted**

**Company Information**

Main Board/ Second Board Company
New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-241 7844 |
| **E-mail address** | stanley.lim@klk.com.my |

**Type *** **Announcement**

**Subject *:** TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

**Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.**

**Contents *:-**
*(This field is to be used for the summary of the announcement)*
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 16 May 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

**Announcement Details :-**
*(This field is for the details of the announcement, if applicable)*

**Attachment(s):- (please attach the attachments here)**
Disclosure of Dealings (16 May 08).pdf

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

## FOR PUBLIC RELEASE

16 May 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

**TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS**

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

| Date | Counter | Transaction | Quantity | Average Price RM |
|---|---|---|---|---|
| 15 May 2008 | LPF | Buy | 388,000 | 4.18 |

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[ J. C. Lim ]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

BURSA MALAYSIA

RECEIVED

2008 JUN 10 A 5:55

## General Announcement

**Submitted**

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **20/05/2008 10:37:36 AM**
Submitted by **KUALA LUMPUR KEPONG** on **20/05/2008 10:54:04 AM**
Reference No **KLK-080520-E6E04**
Form Version V3.0

**Company Information**

Main Board/ Second Board Company

New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-241 7844 |
| **E-mail address** | stanley.lim@klk.com.my |

| | |
|---|---|
| **Type *** | **Announcement** |
| **Subject *:** | TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT<br>- DISCLOSURE OF DEALINGS |

**Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.**

**Contents *:-**
*(This field is to be used for the summary of the announcement)*
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 20 May 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

**Announcement Details :-**
*(This field is for the details of the announcement, if applicable)*

**Attachment(s):- (please attach the attachments here)**
Disclosure of Dealings (20 May 08).tif.pdf

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

**FOR PUBLIC RELEASE**

20 May 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

**TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS**

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

| Date | Counter | Transaction | Quantity | Average Price RM |
|---|---|---|---|---|
| 16 May 2008 | LPF | Buy | 19,000 | 4.18 |

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[ J. C. Lim ]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

BURSA MALAYSIA

SEC/US
RECEIVED
2008 JUN 10 A 5:47

## General Announcement

**Submitted**

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **20/05/2008 04:56:49 PM**
Submitted by **KUALA LUMPUR KEPONG** on **20/05/2008 05:36:11 PM**
Reference No **KL-080520-61009**
Form Version V3.0

**Company Information**

Main Board/ Second Board Company
New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-241 7844 |
| **E-mail address** | stanley.lim@klk.com.my |

| | |
|---|---|
| **Type *** | **Announcement** |
| **Subject *:** | NEW SUBSIDIARY:<br>LADANG PERBADANAN-FIMA BERHAD |

**Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.**

**Contents** *:-
*(This field is to be used for the summary of the announcement)*
We wish to announce that following the acquisition of Ladang Perbadanan-Fima Berhad ("LPF") shares by Kuala Lumpur Kepong Berhad ("KLK") and Ablington Holdings Sdn Bhd, a wholly-owned subsidiary of KLK, and the appointment of KLK's nominee directors to the Board of LPF, LPF is now a subsidiary of KLK.

LPF, listed on the Main Board of Bursa Malaysia Securities Berhad, has an authorised share capital of RM150,000,000 comprising 150,000,000 ordinary shares of RM1 each of which 114,300,000 ordinary shares are issued and fully paid-up.

LPF is principally engaged in oil palm cultivation and production and sale of crude palm oil and palm kernel.

**Announcement Details :-**
*(This field is for the details of the announcement, if applicable)*

**Attachment(s):- (please attach the attachments here)**
- No Attachement Found -

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

(5)

BURSA MALAYSIA

SEC, US

RECEIVED

2008 JUN 10 A 5:45

## General Announcement

**Submitted**

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **21/05/2008 10:32:50 AM**
Submitted by **KUALA LUMPUR KEPONG** on **21/05/2008 10:46:32 AM**
Reference No **KLK-080521-DFE58**
Form Version V3.0

**Company Information**

Main Board/ Second Board Company

New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-241 7844 |
| **E-mail address** | stanley.lim@klk.com.my |

| | |
|---|---|
| **Type *** | **Announcement** |
| **Subject *:** | TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT<br>- DISCLOSURE OF DEALINGS |

**Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.**

**Contents *:-**
*(This field is to be used for the summary of the announcement)*
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 21 May 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

**Announcement Details :-**
*(This field is for the details of the announcement, if applicable)*

**Attachment(s):- (please attach the attachments here)**
Disclosure of Dealings (21 May 08).pdf

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

**FOR PUBLIC RELEASE**

21 May 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

**TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS**

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

| Date | Counter | Transaction | Quantity | Average Price RM |
|---|---|---|---|---|
| 20 May 2008 | LPF | Buy | 46,400 | 4.18 |

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[ J. C. Lim ]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.

BURSA MALAYSIA

SEC, US

## General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **22/05/2008 07:36:24 AM**
Submitted by **KUALA LUMPUR KEPONG** on **22/05/2008 11:12:56 AM**
Reference No **KLK-080522-1ACFC**
Form Version V3.0

**Submitted**

**Company Information**

Main Board/ Second Board Company

New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-241 7844 |
| **E-mail address** | stanley.lim@klk.com.my |

| | |
|---|---|
| **Type *** | **Announcement** |
| **Subject *:** | TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT<br>- DISCLOSURE OF DEALINGS |

**Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.**

**Contents *:-**
*(This field is to be used for the summary of the announcement)*
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 22 May 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

**Announcement Details :-**
*(This field is for the details of the announcement, if applicable)*

**Attachment(s):- (please attach the attachments here)**
Disclosure of Dealings (22 May 08).pdf

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

## FOR PUBLIC RELEASE

22 May 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

**TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS**

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

| Date | Counter | Transaction | Quantity | Average Price RM |
|---|---|---|---|---|
| 21 May 2008 | LPF | Buy | 23,000 | 4.18 |

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[ J. C. Lim ]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

Form Version 2.0

# General Announcement

Submitted by MB_CIMB3 on 22/05/2008 07:11:47 PM
Reference No MM-080522-65419



| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | CIMB INVESTMENT BANK BERHAD |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | KUALA LUMPUR KEPONG BERHAD |
| * Stock name | : | KLK |
| * Stock code | : | 2445 |
| * Contact person | : | LENA BAN |
| * Designation | : | MANAGER |

* Type : ● Announcement ○ Reply to query

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK")

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES OF LADANG PERBADANAN-FIMA BERHAD (" LPF") NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT ("PAC") WITH IT ("OFFER")

* Contents :-

On behalf of AHSB/KLK, we wish to announce that the Securities Commission had, vide its letter dated 21 May 2008, granted an extension of time of 10 days from 21 May 2008 to LPF to issue the Independent Advice Circular ("IAC") to its shareholders. Accordingly, AHSB is required to extend the closing date of the Offer by 11 days from the date of despatch of the IAC

As such, on behalf of AHSB/KLK, we wish to announce that the closing date of the Offer has been extended to **5.00 p.m. (Malaysian time) on Wednesday, 11 June 2008.**

The detailed disclosure on the shareholding position of AHSB and its PAC as at 5.00 p.m. on 22 May 2008, in accordance with the requirement of Section 25(1) of the Malaysian Code on Take-Overs and Mergers 1998, are set out in the attached letter to the Board of Directors of LPF.

**(This announcement is dated 22 May 2008)**

(18417-M) * CIMB Investment Bank Berhad — Corporate Finance

letter pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

CIMB

22 May 2008

By fax/courier

The Board of Directors
Ladang Perbadanan-Fima Berhad
No 10 Persiaran Gopeng Satu
31350 Ipoh
Perak Darul Ridzuan

Dear Sirs

**TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES OF LADANG PERBADANAN-FIMA BERHAD ("LPF") ("LPF SHARES") NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT ("PAC") WITH IT ("OFFER")**

On behalf of AHSB, we wish to inform the Board of Directors of LPF that the closing date for the Offer has been extended to 5.00 p.m. (Malaysian time) on Wednesday, 11 June 2008

All other terms of the Offer remain unchanged.

Details of the total number of voting shares held by AHSB and its PAC are as follows:

| | Number of LPF Shares | % of issued and paid-up share capital of LPF |
|---|---|---|
| LPF Shares held by AHSB and its PAC as at 8 May 2008, being the date of despatch of the Offer Document ("Posting Date") | 59,498,100 | 52 05 |
| LPF Shares for which acceptances have been received since the Posting Date | 4,218,700 | 3 69 |
| LPF Shares acquired by AHSB and its PAC since the Posting Date | 1,839,300 | 1.61 |
| LPF Shares held by AHSB and its PAC as at 22 May 2008 | 65,556,100 | 57 35 |

Holders of LPF Shares who have yet to accept the Offer are advised to refer to the Offer Document for the terms and procedures for acceptance of the Offer, should they wish to accept the Offer

(18417-M) CIMB Investment Bank Berhad Corporate Finance

Should you have any queries, please contact us

Yours faithfully
for **CIMB Investment Bank Berhad**

Low Eng Kiat
Director
Corporate Finance

Kenneth Lee
Senior Manager
Corporate Finance

cc. *Mr Inderjit Singh – Bursa Malaysia Securities Berhad*
*Encik Md Noor Abd Rahim – Securities Commission*
*The Editor - Business Times*
*The Editor - The Star*
*The Editor - Berita Harian*
*The Editor - Utusan Malaysia*
*The Editor - Nanyang Siang Pau*
*Bernama*
*Kuala Lumpur Kepong Berhad*

(18417-M) ✱ CIMB Investment Bank Berhad
Corporate Finance

SEC, MP

BURSA MALAYSIA

# General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **23/05/2008 08:08:03 AM**
Submitted by **KUALA LUMPUR KEPONG** on **23/05/2008 10:42:55 AM**
Reference No **KLK-080523-0BCAD**
Form Version V3.0

**Submitted**

**Company Information**

Main Board/ Second Board Company
New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-241 7844 |
| **E-mail address** | stanley.lim@klk.com.my |

| | |
|---|---|
| **Type *** | **Announcement** |
| **Subject *:** | TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS |

**Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.**

Contents *:-
*(This field is to be used for the summary of the announcement)*
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 23 May 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

Announcement Details :-
*(This field is for the details of the announcement, if applicable)*

**Attachment(s):- (please attach the attachments here)**
Disclosure of Dealings (23 May 08).pdf

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

(15043-V)
www klk com my

## FOR PUBLIC RELEASE

23 May 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

**TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS**

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

| Date | Counter | Transaction | Quantity | Average Price RM |
|---|---|---|---|---|
| 22 May 2008 | LPF | Buy | 14,500 | 4.18 |

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[ Fan Chee Kum ]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

BURSA MALAYSIA

RECEIVED

2008 JUL 10 A 5:27

## General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **26/05/2008 12:55:52 PM** **Submitted**
Submitted by **KUALA LUMPUR KEPONG** on **27/05/2008 10:46:53 AM**
Reference No **KLK-080526-B1664**
Form Version V3.0

**Company Information**

Main Board/ Second Board Company
New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-241 7844 |
| **E-mail address** | stanley.lim@klk.com.my |

| | |
|---|---|
| **Type *** | **Announcement** |
| **Subject *:** | TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT<br>- DISCLOSURE OF DEALINGS |

**Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.**

Contents *:-
*(This field is to be used for the summary of the announcement)*
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 27 May 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

Announcement Details :-
*(This field is for the details of the announcement, if applicable)*

**Attachment(s):- (please attach the attachments here)**
Disclosure of Dealings (27 May 08).pdf

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

## FOR PUBLIC RELEASE

27 May 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

**TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS**

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

| Date | Counter | Transaction | Quantity | Average Price RM |
|---|---|---|---|---|
| 26 May 2008 | LPF | Buy | 19,000 | 4.18 |

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[ Fan Chee Kum ]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

BURSA MALAYSIA

SEC,45

## General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **28/05/2008 08:26:10 AM**
Submitted by **KUALA LUMPUR KEPONG** on **28/05/2008 11:20:48 AM**
Reference No **KLK-080528-2654A**
Form Version V3.0

**Submitted**

**Company Information**

Main Board/ Second Board Company
New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-241 7844 |
| **E-mail address** | stanley.lim@klk.com.my |

| | |
|---|---|
| **Type *** | **Announcement** |
| **Subject *:** | TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT<br>- DISCLOSURE OF DEALINGS |

**Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.**

**Contents *:-**
*(This field is to be used for the summary of the announcement)*
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 28 May 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

**Announcement Details :-**
*(This field is for the details of the announcement, if applicable)*

**Attachment(s):- (please attach the attachments here)**
Disclosure of Dealings (28 May 08).pdf

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

(15043-V)
www.klk.com.my

**FOR PUBLIC RELEASE**

28 May 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

**TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS**

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

| Date | Counter | Transaction | Quantity | Average Price RM |
|---|---|---|---|---|
| 27 May 2008 | LPF | Buy | 13,000 | 4.18 |

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[ Fan Chee Kum ]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

SEC, 48

BURSA MALAYSIA

## General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **29/05/2008 08:18:16 AM**
Submitted by **KUALA LUMPUR KEPONG** on **29/05/2008 10:58:25 AM**
Reference No **KLK-080529-1AC1C**
Form Version V3.0

**Submitted**

**Company Information**

Main Board/ Second Board Company
New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-241 7844 |
| **E-mail address** | stanley.lim@klk.com.my |

| | |
|---|---|
| **Type *** | **Announcement** |
| **Subject *:** | TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT<br>- DISCLOSURE OF DEALINGS |

**Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.**

Contents *:-
*(This field is to be used for the summary of the announcement)*
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 29 May 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

**Announcement Details** :-
*(This field is for the details of the announcement, if applicable)*

**Attachment(s):- (please attach the attachments here)**
Disclosure of Dealings (29 May 08).pdf.pdf

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

**FOR PUBLIC RELEASE**

29 May 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

**TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS**

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

| Date | Counter | Transaction | Quantity | Average Price RM |
|---|---|---|---|---|
| 28 May 2008 | LPF | Buy | 35,900 | 4.18 |

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[ J. C. Lim ]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

BURSA MALAYSIA

SEC Mail
RECEIVED

2008 JUN 10 A 5:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

## General Announcement

**Submitted**

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **30/05/2008 08:05:34 AM**
Submitted by **KUALA LUMPUR KEPONG** on **30/05/2008 10:59:15 AM**
Reference No **KLK-080530-08291**
Form Version V3.0

**Company Information**

Main Board/ Second Board Company
New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-241 7844 |
| **E-mail address** | stanley.lim@klk.com.my |

| | |
|---|---|
| **Type *** | **Announcement** |
| **Subject *:** | TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT<br>- DISCLOSURE OF DEALINGS |

**Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.**

**Contents *:-**
*(This field is to be used for the summary of the announcement)*
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 30 May 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

**Announcement Details :-**
*(This field is for the details of the announcement, if applicable)*

**Attachment(s):- (please attach the attachments here)**
Disclosure of Dealings (30 May 08).pdf

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

**FOR PUBLIC RELEASE**

30 May 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

**TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS**

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

| Date | Counter | Transaction | Quantity | Average Price RM |
|---|---|---|---|---|
| 29 May 2008 | LPF | Buy | 4,000 | 4.18 |

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[ J. C. Lim ]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

BURSA MALAYSIA

## General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **31/05/2008 08:39:00 AM**
Submitted by **KUALA LUMPUR KEPONG** on **02/06/2008 11:24:18 AM**
Reference No **KLK-080531-39217**
Form Version V3.0

**Submitted**

**Company Information**

Main Board/ Second Board Company
New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-241 7844 |
| **E-mail address** | stanley.lim@klk.com.my |

| | |
|---|---|
| **Type *** | **Announcement** |
| **Subject *:** | TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT<br>- DISCLOSURE OF DEALINGS |

**Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.**

**Contents *:-**
*(This field is to be used for the summary of the announcement)*
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 2 June 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

**Announcement Details :-**
*(This field is for the details of the announcement, if applicable)*

**Attachment(s):- (please attach the attachments here)**
Disclosure of Dealings (2 June 08).pdf

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

## FOR PUBLIC RELEASE

2 June 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

**TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS**

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

| Date | Counter | Transaction | Quantity | Average Price RM |
|---|---|---|---|---|
| 30 May 2008 | LPF | Buy | 22,000 | 4.18 |

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[ J. C. Lim ]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

BURSA MALAYSIA

RECEIVED

2008 JUN 10 A 5:15

# Financial Results

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **16/05/2008 09:50:39 AM**
Submitted by **KUALA LUMPUR KEPONG** on **21/05/2008 04:59:43 PM**
Reference No **KL-080516-35439**
Form Version V3.0

**Submitted**

## Company Information

Main Board/Second Board Company
New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-2417844 |
| **E-mail address** | stanley.lim@klk.com.my |

## Part A1 : Quarterly Report

| | |
|---|---|
| *** Financial Year End** | **30/09/2008** |
| *** Quarter** | **2 Qtr** |
| *** Quarterly report for the financial period ended** | **31/03/2008** |
| *** The figures** | **have not been audited** |

## Please attach the full Quarterly Report here

2nd qtrly rpt.pdf

## Remarks

## Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

**Summary of Key Financial Information for the financial period ended**
*** 31/03/2008**

**INDIVIDUAL QUARTER** **CUMULATIVE QUARTER**

| | CURRENT YEAR QUARTER * | PRECEDING YEAR CORRESPONDING QUARTER | CURRENT YEAR TO DATE * | PRECEDING YEAR CORRESPONDING PERIOD |
|---|---|---|---|---|
| | 31/03/2008 | 31/03/2007 | 31/03/2008 | 31/03/2007 |
| | [dd/mm/yyyy] RM'000 | [dd/mm/yyyy] RM'000 | [dd/mm/yyyy] RM'000 | [dd/mm/yyyy] RM'000 |
| 1. Revenue | 1,895,549 | 1,034,865 | 3,675,060 | 2,206,852 |
| 2. Profit/(loss) before tax | 340,259 | 171,466 | 712,875 | 365,689 |
| 3. Profit/(loss) for the period | 250,699 | 128,631 | 554,067 | 284,496 |
| 4. Profit/(loss) attributable to ordinary equity holders of the parent | 236,655 | 126,697 | 527,791 | 282,809 |
| 5. Basic earnings/(loss) per share (sen) | 22.22 | 11.90 | 49.56 | 26.56 |
| 6. Proposed/Declared dividend per share (sen) | 15.00 | 10.00 | 15.00 | 10.00 |

| | AS AT END OF CURRENT QUARTER* | AS AT PRECEDING FINANCIAL YEAR END |
|---|---|---|
| 7. Net assets per share attributable to ordinary equity holders of the parent (RM) | 4.7600 | 4.6200 |

**Remarks :**

An interim dividend of 15 sen per share less 26% Malaysian income tax (2007 : 10 sen per share less 27% Malaysian income tax) has been declared by the Directors in respect of the financial year ending 30 September 2008.

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

| | INDIVIDUAL QUARTER | | CUMULATIVE QUARTER | |
|---|---|---|---|---|
| | CURRENT YEAR QUARTER* | PRECEDING YEAR CORRESPONDING QUARTER | CURRENT YEAR TO DATE* | PRECEDING YEAR CORRESPONDING PERIOD |
| | 31/03/2008 | 31/03/2007 | 31/03/2008 | 31/03/2007 |
| | [dd/mm/yyyy] RM'000 | [dd/mm/yyyy] RM'000 | [dd/mm/yyyy] RM'000 | [dd/mm/yyyy] RM'000 |
| 1. Gross interest income | 4,814 | 2,813 | 9,255 | 6,546 |
| 2. Gross interest expense | 15,594 | 6,217 | 31,153 | 11,896 |

**Remarks :**

**Note: The above information is for the Exchange internal use only.**

**KUALA LUMPUR KEPONG BERHAD**
**(15043-V)**
**(Incorporated in Malaysia)**

## Condensed Consolidated Income Statement
## For the second quarter ended 31 March 2008

(The figures have not been audited.)

| | Individual Quarter | | Cumulative Quarter | |
|---|---|---|---|---|
| | 3 months ended 31 March | | 6 months ended 31 March | |
| | 2008 | 2007 | 2008 | 2007 |
| | RM'000 | RM'000 | RM'000 | RM'000 |
| Revenue | 1,895,549 | 1,034,865 | 3,675,060 | 2,206,852 |
| Operating expenses | (1,576,162) | (890,103) | (3,023,200) | (1,873,391) |
| Other operating income | 24,753 | 25,097 | 73,349 | 32,803 |
| Finance costs | (15,594) | (6,217) | (31,153) | (11,896) |
| Share of results of associates | 11,713 | 7,824 | 18,819 | 11,321 |
| Profit before taxation | 340,259 | 171,466 | 712,875 | 365,689 |
| Tax expense | (89,560) | (42,835) | (158,808) | (81,193) |
| Net profit for the period | 250,699 | 128,631 | 554,067 | 284,496 |
| Attributable to :- | | | | |
| Equity holders of the Company | 236,655 | 126,697 | 527,791 | 282,809 |
| Minority interests | 14,044 | 1,934 | 26,276 | 1,687 |
| | 250,699 | 128,631 | 554,067 | 284,496 |
| | Sen | Sen | Sen | Sen |
| Earnings per share - Basic | 22.22 | 11.90 | 49.56 | 26.56 |
| - Diluted | N/A | N/A | N/A | N/A |

N/A - Not applicable

*The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2007.*

## Condensed Consolidated Balance Sheet
## As at 31 March 2008

(The figures have not been audited.)

| | 31 March 2008 RM'000 | 30 September 2007 RM'000 |
|---|---|---|
| **Assets** | | |
| Property, plant and equipment | 2,028,111 | 2,093,208 |
| Investment properties | 5,162 | 5,188 |
| Prepaid lease payments | 275,271 | 242,809 |
| Biological assets | 1,225,692 | 1,189,512 |
| Land held for property development | 195,345 | 194,735 |
| Goodwill on consolidation | 283,172 | 264,698 |
| Intangible assets | 43,434 | 44,789 |
| Investments in associates | 188,800 | 172,455 |
| Other investments | 391,870 | 438,705 |
| Deferred tax assets | 8,785 | 11,634 |
| Total non-current assets | 4,645,642 | 4,657,733 |
| Inventories | 1,040,995 | 982,655 |
| Biological assets | 1,191 | 3,227 |
| Trade and other receivables | 979,881 | 837,042 |
| Tax recoverable | 8,695 | 15,032 |
| Property development costs | 21,218 | 11,969 |
| Assets classified as held for sale | 277,460 | - |
| Cash and cash equivalents | 754,503 | 495,634 |
| Total current assets | 3,083,943 | 2,345,559 |
| **Total assets** | **7,729,585** | **7,003,292** |
| **Equity** | | |
| Share capital | 1,067,505 | 1,067,505 |
| Reserves | 4,010,073 | 3,864,995 |
| | 5,077,578 | 4,932,500 |
| Less: Cost of treasury shares | (13,447) | (13,447) |
| Total equity attributable to equity holders of the Company | 5,064,131 | 4,919,053 |
| Minority interests | 189,445 | 176,159 |
| **Total equity** | **5,253,576** | **5,095,212** |
| **Liabilities** | | |
| Deferred tax liabilities | 181,185 | 195,218 |
| Provision for retirement benefits | 30,987 | 32,951 |
| Borrowings | 874,557 | 566,893 |
| Total non-current liabilities | 1,086,729 | 795,062 |
| Trade and other payables | 623,755 | 563,777 |
| Liabilities classified as held for sale | 149,452 | - |
| Borrowings | 497,504 | 493,919 |
| Tax payable | 118,569 | 55,322 |
| Total current liabilities | 1,389,280 | 1,113,018 |
| **Total liabilities** | **2,476,009** | **1,908,080** |
| **Total equity and liabilities** | **7,729,585** | **7,003,292** |
| Net assets per share attributable to equity holders of the Company (RM) | 4.76 | 4.62 |

*The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 30 September 2007.*

**KUALA LUMPUR KEPONG BERHAD**
**(15043-V)**
**(Incorporated in Malaysia)**

## Condensed Consolidated Statement of Changes in Equity
## For the second quarter ended 31 March 2008
(The figures have not been audited.)

| | ← Attributable to the equity holders of the Company | | | | | | | → | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Share capital | Capital reserve | Revaluation reserve | Capital redemption reserve | Exchange fluctuation reserve | Retained earnings | Treasury shares | Total | Minority Interests | Total Equity |
| | RM'000 | RM'000 | RM'000 | RM'000 | RM'000 | RM'000 | RM'000 | RM'000 | RM'000 | RM'000 |
| At 1 October 2007 | 1,067,505 | 876,144 | 49,655 | 29,714 | 141,309 | 2,768,173 | (13,447) | 4,919,053 | 176,159 | 5,095,212 |
| Net (loss)/gain not recognised in the income statement | - | (82) | 104 | 998 | (67,783) | (720) | - | (67,483) | (1,663) | (69,146) |
| Net profit for the period | - | - | - | - | - | 527,791 | - | 527,791 | 26,276 | 554,067 |
| Dividends paid | - | - | - | - | - | (315,230) | - | (315,230) | - | (315,230) |
| Dividends paid to minority shareholders | - | - | - | - | - | - | - | - | (11,327) | (11,327) |
| At 31 March 2008 | 1,067,505 | 876,062 | 49,759 | 30,712 | 73,526 | 2,980,014 | (13,447) | 5,064,131 | 189,445 | 5,253,576 |
| At 1 October 2006 | 712,516 | 1,231,792 | 47,772 | 26,517 | 185,116 | 2,363,130 | (13,447) | 4,553,396 | 168,795 | 4,722,191 |
| Net gain/(loss) not recognised in the income statement | - | 619 | 100 | (3) | (60,276) | (745) | - | (60,305) | (1,029) | (61,334) |
| Net profit for the period | - | - | - | - | - | 282,809 | - | 282,809 | 1,687 | 284,496 |
| Dividends paid | - | - | - | - | - | (207,313) | - | (207,313) | - | (207,313) |
| Dividends paid to minority shareholders | - | - | - | - | - | - | - | - | (4,558) | (4,558) |
| Bonus issue | 354,989 | (354,989) | - | - | - | - | - | - | - | - |
| Realisation of revaluation reseve on disposal of land | - | - | (317) | - | - | 317 | - | - | - | - |
| At 31 March 2007 | 1,067,505 | 877,422 | 47,555 | 26,514 | 124,840 | 2,438,198 | (13,447) | 4,568,587 | 164,895 | 4,733,482 |

*The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2007.*

## Condensed Consolidated Cash Flow Statement
## For the second quarter ended 31 March 2008
(The figures have not been audited.)

| | 6 months ended 31 March | |
|---|---|---|
| | 2008 | 2007 |
| | RM'000 | RM'000 |
| **Cash Flows from Operating Activities** | | |
| Profit before taxation | 712,875 | 365,689 |
| Adjustment for non-cash flow :- | | |
| Non-cash items | 105,909 | 31,933 |
| Non-operating items | 17,425 | 2,005 |
| Operating profit before working capital changes | 836,209 | 399,627 |
| Working capital changes :- | | |
| Net change in current assets | (461,861) | (34,934) |
| Net change in current liabilities | 35,883 | (21,541) |
| Cash generated from operations | 410,231 | 343,152 |
| Interest paid | (27,075) | (11,433) |
| Tax paid | (103,520) | (54,224) |
| Retirement benefit paid | (1,443) | (2,527) |
| Net cash generated from operating activities | 278,193 | 274,968 |
| **Cash Flow from Investing Activities** | | |
| Equity investments | (21,541) | (341,300) |
| Other investments | (129,285) | (180,253) |
| Net cash used in investing activities | (150,826) | (521,553) |
| **Cash Flow from Financing Activities** | | |
| Bank borrowings | 473,945 | 417,404 |
| Dividends paid to shareholders of the Company | (315,230) | (207,313) |
| Dividends paid to minority shareholders | (11,327) | (4,558) |
| Issue of shares to minority shareholder | 3,747 | 1,026 |
| Return of capital to minority shareholders | (6,721) | - |
| Net cash generated from financing activities | 144,414 | 206,559 |
| Net increase/(decrease) in cash and cash equivalents | 271,781 | (40,026) |
| Cash and cash equivalents at 1 October | 472,323 | 440,702 |
| | 744,104 | 400,676 |
| Foreign exchange difference on opening balance | (8,527) | 2,321 |
| Cash and cash equivalents at 31 March | 735,577 | 402,997 |

*The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2007.*

**Notes to Interim Financial Report**

A Explanatory Notes as required by FRS 134

A1. Accounting Policies

The interim financial report is unaudited and has been prepared in compliance with Financial Reporting Standard ("FRS") 134 *Interim Financial Reporting*, issued by the Malaysian Accounting Standards Board and paragraph 9.22 of the Listing Requirements of the Bursa Malaysia Securities Berhad.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the year ended 30 September 2007, except for the adoption of the following FRSs, Amendments to FRS and Issue Committee ("IC") Interpretations which became effective for financial periods beginning on or after 1 July 2007:-

Amendment to FRS 121 *The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation*

IC Interpretation 1 *Changes in Existing Decommissioning, Restoration and Similar Liabilities*

IC Interpretation 2 *Members' Shares in Co-operative Entities and Similar Instruments*

IC Interpretation 5 *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds*

IC Interpretation 6 *Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment*

IC Interpretation 7 *Applying the Restatement Approach under FRS $129_{2004}$ Financial Reporting in Hyperinflationary Economies*

IC Interpretation 8 *Scope of FRS 2*

FRS 107 *Cash Flow Statements*

FRS 111 *Construction Contracts*

FRS 112 *Income Taxes*

FRS 118 *Revenue*

FRS 120 *Accounting for Government Grants and Disclosure of Government Assistance*

FRS 134 *Interim Financial Reporting*

FRS 137 *Provisions, Contingent Liabilities and Contingent Assets*

The adoption of the above FRSs, Amendments to FRS and IC Interpretations does not have any significant financial impact on the Group.

A2. Seasonal and Cyclical Factors

The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A3. Unusual Items

There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A4. Changes in Estimates

There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A5. Issuance or Repayment of Debts and Equity Securities

There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

A6. Dividends Paid

| | 6 months ended 31 March | |
|---|---|---|
| | 2008 | 2007 |
| | RM'000 | RM'000 |
| Dividends proposed in Year 2007, paid in Year 2008 :- | | |
| Final 40 sen (2006 - 10 sen) per share less tax | 315,230 | 51,828 |
| Special Nil sen (2006 - 30 sen) per share less tax | - | 155,485 |
| | 315,230 | 207,313 |

Dividends are paid on the number of outstanding shares in issue and fully paid of 1,064,965,692 (2007 : 709,977,128).

A7. Segment Information

Segment information is presented in respect of the Group's business segments.
Inter-segment pricing is determined based on current market prices.

| | 6 months ended 31 March | | | |
|---|---|---|---|---|
| | Revenue | | Profit before tax | |
| | 2008 | 2007 | 2008 | 2007 |
| | RM'000 | RM'000 | RM'000 | RM'000 |
| Plantation | 1,836,217 | 963,340 | 600,443 | 268,767 |
| Manufacturing | 1,632,269 | 799,080 | 87,406 | 18,660 |
| Retailing | 426,932 | 462,669 | 33,357 | 28,777 |
| Property development | 13,530 | 25,117 | 3,759 | 6,733 |
| Investment holding | 17,434 | 57,322 | 13,728 | 9,891 |
| Others | 29,280 | 17,935 | 230 | (105) |
| | 3,955,662 | 2,325,463 | 738,923 | 332,723 |
| Inter-segment elimination | (280,602) | (118,611) | - | - |
| | 3,675,060 | 2,206,852 | 738,923 | 332,723 |
| Corporate | | | (13,714) | 33,541 |
| | | | 725,209 | 366,264 |
| Finance costs | | | (31,153) | (11,896) |
| Share of results of associates | | | 18,819 | 11,321 |
| | | | 712,875 | 365,689 |

A8. Event subsequent to Balance Sheet Date

On 5 May 2008, the Group has completed the disposal of 60% equity interest in KL-Kepong Cocoa Products Sdn Bhd ("KLKCP"). Following the said disposal, KLKCP has ceased to be a subsidiary of the Group but remains as an associate.

A9. Changes in the Composition of the Group

There were no changes in the composition of the Group arising from business combinations, acquisition or disposal of subsidiaries and long term investments, restructurings and discontinued operations during the current quarter under review.

A10. Changes in Contingent Liabilities and Contingent Assets

There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B Explanatory Notes as required by the BMSB Revised Listing Requirements

B1. Review of Performance

For the current quarter under review, the Group's pre-tax profit surged 98.4% to RM340.3 million compared to the same quarter last year. Plantation profits increased significantly, boosted by higher commodity prices as well as higher FFB crop. Performance from the manufacturing sector, particularly the Oleochemical Group, had also improved. An allowance was made for the diminution in value of an overseas quoted investment.

The half year profit before taxation of the Group at RM712.9 million had exceeded that of the corresponding period by 94.9%. Contribution from plantation sector rose sharply which was achieved through strong commodity prices and increase in FFB crop. Manufacturing sector had also brought in higher earnings.

B2. Variation of Results to Preceding Quarter

The Group's 2nd quarter's pre-tax profit fell 8.7% to RM340.3 million compared to the preceding quarter. Plantation profits continued to improve, benefitting from buoyant commodity prices. However, the retailing sector's seasonal loss and the allowance for diminution in value of an overseas quoted investment accounted for the lower profit.

B3. Current Year Prospects

The Directors are of the opinion that the Group's profit for the current financial year would substantially exceed that of the previous year in view of the prevailing strong commodity prices, increase in FFB crop and higher contribution from the manufacturing sector.

B4. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

| | Individual Quarter 3 months ended 31 March | | Cumulative Quarter 6 months ended 31 March | |
|---|---|---|---|---|
| | 2008 RM'000 | 2007 RM'000 | 2008 RM'000 | 2007 RM'000 |
| Current tax expense | | | | |
| Malaysian taxation | 58,916 | 30,165 | 117,043 | 61,195 |
| Overseas taxation | 27,572 | 11,885 | 56,458 | 23,533 |
| | 86,488 | 42,050 | 173,501 | 84,728 |
| Deferred tax | | | | |
| Relating to origination of temporary differences | 458 | 544 | (6,944) | 840 |
| Relating to changes in tax rate | 58 | 244 | (10,521) | (4,579) |
| | 516 | 788 | (17,465) | (3,739) |
| | 87,004 | 42,838 | 156,036 | 80,989 |
| Under/(Over) provision in respect of previous years | | | | |
| Malaysian taxation | 1 | - | (38) | (1) |
| Overseas taxation | 2,555 | (3) | 2,810 | 205 |
| | 2,556 | (3) | 2,772 | 204 |
| | 89,560 | 42,835 | 158,808 | 81,193 |

The effective tax rate for the financial year to-date is lower than the statutory tax rate largely due to recognition of deferred tax assets not taken up previously, tax incentives claimed by the Company and certain subsidiaries and adjustments for the reduction in tax rates on deferred taxation.

B6. Sale of Unquoted Investments and Properties

(a) There were no material disposals of unquoted investments during the financial year ended 31 March 2008 (31 March 2007 : Nil).

(b) Sale of properties

| | Individual Quarter 3 months ended 31 March | | Cumulative Quarter 6 months ended 31 March | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| | RM'000 | RM'000 | RM'000 | RM'000 |
| Surplus arising from government acquisition of land | 1,297 | 23,299 | 1,297 | 23,299 |
| (Deficit)/Surplus on sale of property | (271) | - | 7,394 | - |

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

| | Individual Quarter 3 months ended 31 March | | Cumulative Quarter 6 months ended 31 March | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| | RM'000 | RM'000 | RM'000 | RM'000 |
| Purchases of quoted securities | 2,301 | 4,976 | 7,779 | 15,703 |
| Sales proceeds of quoted securities | 16,331 | 28,605 | 22,784 | 33,215 |
| Surplus on sales of quoted securities | 11,326 | 9,666 | 13,390 | 12,429 |

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

| | 31 March 2008 | 30 September 2007 |
|---|---|---|
| | RM'000 | RM'000 |
| At cost | | |
| Associate | 35,743 | 37,466 |
| Other investments | 434,187 | 438,001 |
| | 469,930 | 475,467 |
| At carrying value less allowance | | |
| Associate | 25,272 | 28,045 |
| Other investments | 391,171 | 437,984 |
| | 416,443 | 466,029 |
| At market value | | |
| Associate | 21,717 | 28,126 |
| Other investments | 450,941 | 634,490 |
| | 472,658 | 662,616 |

B8. Status of Corporate Proposals Announced

(a) The Company has proposed to issue up to USD300 million nominal value of 5-year unsecured guaranteed exchangeable bonds ("Exchangeable Bonds") via KLK Capital Resources (L) Ltd, a wholly-owned subsidiary incorporated in the Federal Territory of Labuan. The Exchangeable Bonds may be exchangeable into new ordinary shares of RM1.00 each in the Company.

Approvals have been obtained from the following regulatory authorities :-

(i) Securities Commission;
(ii) Equity Compliance Unit under the Foreign Investment Committee's requirements;
(iii) Bank Negara Malaysia;
(iv) Shareholders of the Company; and
(v) Labuan Offshore Financial Services Authority.

As at the date of this report, the Company has yet to issue the Exchangeable Bonds.

(b) On 20 July 2006, a notice of conditional mandatory offer was served to the Board of Directors of Ladang Perbadanan-Fima Berhad ("LPF") by Ablington Holdings Sdn Bhd ("AHSB"), a wholly-owned subsidiary. However, on 24 July 2006, the Company and AHSB were restrained by way of an injunction from proceeding with the Offer ("the Offer").

With the completion of the Second Settlement Agreement and the resolution of the dispute over the LPF shares (refer to note B11), AHSB had served the relevant notice on 17 April 2008 informing the LPF Board of AHSB's intention to continue with the Offer. The Offer became unconditional on 28 April 2008 and the Offer Document was despatched on 8 May 2008.

B9. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

| | 31 March 2008 | | 30 September 2007 | |
|---|---|---|---|---|
| | RM'000 | Amount in Foreign Currency '000 | RM'000 | Amount in Foreign Currency '000 |
| (a) Repayable within 12 months :- | | | | |
| (i) Term Loans | | | | |
| - Secured | 535 | GBP84 | 781 | GBP112 |
| | 5,925 | Rmb13,000 | 5,907 | Rmb13,000 |
| | - | | 79 | CAD23 |
| | - | | 2,209 | HKD5,040 |
| | 6,460 | | 8,976 | |
| - Unsecured | 85,552 | USD26,790 | 118,525 | USD34,740 |
| | 18,033 | GBP2,832 | 56,727 | GBP8,132 |
| | 43,301 | Rmb95,000 | 43,168 | Rmb95,000 |
| | - | | 4,501 | HKD10,268 |
| | - | | 5,297 | AUD1,750 |
| | 146,886 | | 228,218 | |
| | 153,346 | | 237,194 | |

| | 31 March 2008 | | 30 September 2007 | |
|---|---|---|---|---|
| | | Amount in Foreign Currency | | Amount in Foreign Currency |
| | RM'000 | '000 | RM'000 | '000 |
| (ii) Bank Overdraft | | | | |
| - Secured | - | | 1,465 | HKD3,342 |
| - Unsecured | 8,310 | USD2,603 | 9,843 | USD2,889 |
| | 6,793 | GBP1,067 | 8,249 | GBP1,183 |
| | 3,823 | HKD9,320 | 3,754 | HKD8,565 |
| | 18,926 | | 21,846 | |
| | 18,926 | | 23,311 | |
| (iii) Short Term Borrowings | | | | |
| - Secured | 25,673 | CHF8,000 | 17,570 | CHF6,000 |
| | 15,134 | EURO3,000 | 5,686 | EURO1,169 |
| | 40,807 | | 23,256 | |
| - Unsecured | 51,109 | USD16,000 | 19,803 | USD5,793 |
| | 233,316 | | 190,355 | |
| | 284,425 | | 210,158 | |
| | 325,232 | | 233,414 | |
| Total repayable within 12 months | 497,504 | | 493,919 | |
| (b) Repayable after 12 months :- | | | | |
| (i) Term Loans | | | | |
| - Secured | 5,045 | CHF1,572 | - | |
| | - | | 195 | GBP28 |
| | 5,045 | | 195 | |
| - Unsecured | 234,754 | USD73,515 | 266,698 | USD78,235 |
| | 134,758 | | - | |
| | 369,512 | | 266,698 | |
| | 374,557 | | 266,893 | |
| (ii) Islamic Medium Term Notes | | | | |
| - Unsecured | 500,000 | | 300,000 | |
| Total repayable after 12 months | 874,557 | | 566,893 | |

B10. Financial Instruments with Off Balance Sheet Risk

The forward exchange contracts entered into by the Group as at 14 May 2008 (being a date not earlier than 7 days from the date of this report) were as follows :-

| | | Currency | Contract Amount | Equivalent Amount | Mature within One Year | In the Second Year |
|---|---|---|---|---|---|---|
| | | | Million | RM million | RM million | RM million |
| (a) | Sale contracts | GBP | 9.6 | 62.6 | 62.6 | - |
| | | AUD | 1.8 | 5.3 | 5.3 | - |
| | | NZD | 1.7 | 4.1 | 4.1 | - |
| | | EURO | 14.4 | 70.9 | 70.9 | - |
| | | USD | 430.1 | 1,383.4 | 1,383.4 | - |
| | | YEN | 89.9 | 2.9 | 2.9 | - |
| (b) | Purchase contracts | GBP | 2.8 | 17.5 | 17.5 | - |
| | | EURO | 0.1 | 0.5 | 0.5 | - |
| | | USD | 7.7 | 24.4 | 23.8 | 0.6 |

The contracts were entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign exchange on receipts and payments.

The transactions in foreign currencies which are hedged by forward foreign exchange contracts are recorded in the book at the contracted rates. Any gains or losses arising from forward contracts are recognised in the Income Statement upon maturity.

There is minimal credit risk for the forward foreign exchange contracts because these contracts are entered into with licensed financial institutions.

B11. Material Litigation

(a) *KL High Court Suit No. D4-22-1805-2004 ("the 1st Suit") between Glamour Green Sdn Bhd ("GGSB") vs. the Company, its wholly-owned subsidiary, Ablington Holdings Sdn Bhd ("AHSB") and AmBank (M) Berhad ("AmBank") (collectively, "the Defendants"); And*
*Federal Court Civil Appeal no. 02-16-2007(w) by the Company/AHSB*
*Federal Court Civil Appeal no. 02-17-2007(w) by Ambank*
*(collectively referred to as the "Federal Court Appeals")*

Pursuant to the Second Settlement Agreement dated 27 March 2008, GGSB and the Defendants settled out-of-court the dispute over 35 million Ladang Perbadanan-Fima Berhad ("LPF") shares. Following thereto, the relevant notices of discontinuance were filed on 2 May 2008 in relation to the Federal Court Appeals.

(b) *KL High Court Suit No. D2-22-1033-2006, ("GGSB's 2nd Suit") between Glamour Green Sdn Bhd ("GGSB") vs. the Company, its wholly-owned subsidiary, Ablington Holdings Sdn Bhd ("AHSB"), AmBank (M) Berhad and AmSec Nominees Sdn Bhd ("AmBank") (collectively, "the Defendants").*

GGSB's 2nd Suit was struck out by the Senior Assistant Registrar ("SAR") of the High Court on 11 April 2008. With the completion of the Second Settlement Agreement and the resolution of the dispute over the LPF shares, no appeal was filed against the SAR's decision.

B12. Dividend

(a) An interim dividend of 15 sen per share less 26% Malaysian income tax has been declared by the Directors in respect of the financial year ending 30 September 2008 (year ended 30 September 2007 : 10 sen per share less 27% Malaysian income tax) and will be paid on 8 August 2008 to shareholders registered on the Company's Register of Members as at 16 July 2008.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(i) Shares deposited into the Depositor's securities account before 12.30 p.m. on 14 July 2008 in respect of shares which are exempted from mandatory deposit;

(ii) Shares transferred into the Depositor's securities account before 4.00 p.m. on 16 July 2008 in respect of transfers; and

(iii) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

(b) The total dividend for the current financial year is 15 sen per share less 26% Malaysian income tax (2007 : 10 sen per share less 27% Malaysian income tax).

B13. Earnings Per Share

*Basic earnings per share*

The earnings per share is calculated by dividing the net profit for the period attributable to equity holders of the Company by the weighted average number of shares of the Company in issue during the period.

| | Individual Quarter | | Cumulative Quarter | |
|---|---|---|---|---|
| | 3 months ended 31 March | | 6 months ended 31 March | |
| | 2008 | 2007 | 2008 | 2007 |
| (a) Net profit for the period attributable to equity holders of the Company (RM'000) | 236,655 | 126,697 | 527,791 | 282,809 |
| (b) Weighted average number of shares | 1,064,965,692 | 1,064,965,692 | 1,064,965,692 | 1,064,965,692 |
| (c) Earnings per share (sen) | 22.22 | 11.90 | 49.56 | 26.56 |

B14. Audit Report

The audit report for the financial year ended 30 September 2007 was not subject to any qualifications.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

21 May 2008

BURSA MALAYSIA

SEC, US
RECEIVED
2008 JUN 10 A 5:

# Entitlements (Notice of Book Closure)

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **16/05/2008 12:43:12 PM**
Submitted by **KUALA LUMPUR KEPONG** on **21/05/2008 04:59:42 PM**
Reference No **KL-080516-45792**
Form Version V3.0

**Submitted**

**Company Information**

Main Board/Second Board Company
New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-241 7844 |
| **E-mail address** | stanley.lim@klk.com.my |

**Part A : To be filled by Public Listed Company**

| | |
|---|---|
| **Entitlement date *** | 16/07/2008 |
| **Entitlement time *** | 04:00:00 PM |
| **Entitlement subject *** | Interim Dividend |
| **Entitlement description *** | An interim dividend of 15 sen per share less 26% Malaysian Income Tax |
| **Period of interest payment** | to |
| **Financial Year End** | 30/09/2008 |
| **Share transfer book & register of members will be closed from** | to |

**(both dates inclusive) for the purpose of determining the entitlements**

| | |
|---|---|
| **Registrar's name ,address, telephone no *** | Kuala Lumpur Kepong Berhad<br>Wisma Taiko<br>1 Jalan S.P. Seenivasagam<br>30000 Ipoh<br>Perak Darul Ridzuan<br>Tel: 605-241 7844 |
| **Payment date** | 08/08/2008 |

<u>A depositor shall qualify for the entitlement only in respect of:</u>

| | |
|---|---|
| **a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers *** | 16/07/2008 |
| **b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit** | 14/07/2008 |

**c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.**

**Number of new shares/securities issued (units) ( If applicable)**

| | |
|---|---|
| **Entitlement indicator *** | RM |
| **Entitlement in RM (RM) *** | 0.15 |
| **Remarks** | |

BURSA MALAYSIA

# Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **06/05/2008 02:56:33 PM**
Submitted by **KUALA LUMPUR KEPONG** on **06/05/2008 03:35:19 PM**
Reference No **KLK-080506-6230B**
Form Version V3.0

**Submitted**

**Company Information**

New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-2417844 |
| **E-mail address** | |

**Part A : To be filled by Public Listed Company**

**Particulars of substantial Securities Holder**

| | |
|---|---|
| **Name *** | Employees Provident Fund Board |
| **Address *** | Tingkat 19<br>Bangunan KWSP<br>Jalan Raja Laut<br>50350 Kuala Lumpur |
| **NRIC/passport no/company no. *** | EPT ACT 1991 |
| **Nationality/country of incorporation *** | Malaysia |
| **Descriptions(class & nominal value) *** | Ordinary Shares of RM1.00 each |
| **Name & address of registered holder *** | As above |

**Details of changes**

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| *Acquired | *29/04/2008 | *10,000 | |

| | |
|---|---|
| **Circumstances by reason of which change has occurred *** | Purchase of shares on open market |
| **Nature of interest *** | Direct |
| **Direct (units)** | 102,244,000 |
| **Direct (%)** | 9.6 |
| **Indirect/deemed interest (units)** | |
| **Indirect/deemed interest (%)** | |
| **Total no of securities after change *** | 102,244,000 |
| **Date of notice *** | 29/04/2008 |

SEC, US

RECEIVED

2009 JUN 10 A 5:15

BURSA MALAYSIA

# Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **07/05/2008 12:33:02 PM**
Submitted by **KUALA LUMPUR KEPONG** on **07/05/2008 01:59:08 PM**
Reference No **KLK-080507-8FF5A**
Form Version V3.0

**Submitted**

**Company Information**

New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-2417844 |
| **E-mail address** | |

**Part A : To be filled by Public Listed Company**

**Particulars of substantial Securities Holder**

| | |
|---|---|
| **Name *** | Employees Provident Fund Board |
| **Address *** | Tingkat 19<br>Bangunan KWSP<br>Jalan Raja Laut<br>50350 Kuala Lumpur |
| **NRIC/passport no/company no. *** | EPT ACT 1991 |
| **Nationality/country of incorporation *** | Malaysia |
| **Descriptions(class & nominal value) *** | Ordinary Shares of RM1.00 each |
| **Name & address of registered holder *** | As above |

**Details of changes**

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| *Acquired | *30/04/2008 | *1,571,200 | |
| Acquired | 30/04/2008 | 169,700 | |
| Acquired | 30/04/2008 | 20,000 | |
| Acquired | 30/04/2008 | 45,000 | |

| | |
|---|---|
| **Circumstances by reason of which change has occurred *** | Purchase of shares on open market and Purchase of shares managed by Portfolio Manager |
| **Nature of interest *** | Direct |
| **Direct (units)** | 104,049,900 |
| **Direct (%)** | 9.77 |
| **Indirect/deemed interest (units)** | |
| **Indirect/deemed interest (%)** | |

| | |
|---|---|
| **Total no of securities after change *** | 104,049,900 |
| **Date of notice *** | 30/04/2008 |
| **Remarks** | |

fsc

BURSA MALAYSIA

SEC/45

RECEIVED

2008 JUN 10 A 5:15

Submitted

# Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **09/05/2008 02:33:06 PM**
Submitted by **KUALA LUMPUR KEPONG** on **09/05/2008 04:54:04 PM**
Reference No **KLK-080509-3FD70**
Form Version V3.0

**Company Information**

New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-2417844 |
| **E-mail address** | |

**Part A : To be filled by Public Listed Company**

**Particulars of substantial Securities Holder**

| | |
|---|---|
| **Name *** | Employees Provident Fund Board |
| **Address *** | Tingkat 19<br>Bangunan KWSP<br>Jalan Raja Laut<br>50350 Kuala Lumpur |
| **NRIC/passport no/company no. *** | EPT ACT 1991 |
| **Nationality/country of incorporation *** | Malaysia |
| **Descriptions(class & nominal value) *** | Ordinary Shares of RM1.00 each |
| **Name & address of registered holder *** | As above |

**Details of changes**

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| *Acquired | *02/05/2008 | *1,115,900 | |
| Acquired | 02/05/2008 | 45,000 | |
| Acquired | 05/05/2008 | 622,700 | |
| Disposed | 05/05/2008 | 410,000 | |
| Disposed | 05/05/2008 | 182,900 | |

| | |
|---|---|
| **Circumstances by reason of which change has occurred *** | Purchase of shares on open market, Purchase of shares managed by Portfolio Manager, Sales of equity and Sales of equity managed by Portfolio Manager |
| **Nature of interest *** | Direct |
| **Direct (units)** | 105,240,600 |
| **Direct (%)** | 9.88 |
| **Indirect/deemed interest (units)** | |
| **Indirect/deemed interest (%)** | |

| | |
|---|---|
| **Total no of securities after change *** | 105,240,600 |
| **Date of notice *** | 05/05/2008 |
| **Remarks** | |
| | fsc |

SEC, US

BURSA MALAYSIA

# Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **13/05/2008 02:56:07 PM**
Submitted by **KUALA LUMPUR KEPONG** on **14/05/2008 05:28:54 PM**
Reference No **KLK-080513-61908**
Form Version V3.0

**Submitted**

**Company Information**

New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-2417844 |
| **E-mail address** | |

**Part A : To be filled by Public Listed Company**

**Particulars of substantial Securities Holder**

| | |
|---|---|
| **Name *** | Employees Provident Fund Board |
| **Address *** | Tingkat 19<br>Bangunan KWSP<br>Jalan Raja Laut<br>50350 Kuala Lumpur |
| **NRIC/passport no/company no. *** | EPT ACT 1991 |
| **Nationality/country of incorporation *** | Malaysia |
| **Descriptions(class & nominal value) *** | Ordinary Shares of RM1.00 each |
| **Name & address of registered holder *** | As above |

**Details of changes**

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| *Acquired | *06/05/2008 | *161,600 | |
| Disposed | 06/05/2008 | 71,800 | |
| Acquired | 07/05/2008 | 920,900 | |
| Disposed | 07/05/2008 | 217,300 | |
| Acquired | 07/05/2008 | 20,000 | |

| | |
|---|---|
| **Circumstances by reason of which change has occurred *** | Purchase of shares on open market, Sales of equity and Purchase of shares managed by Portfolio Manager |
| **Nature of interest *** | Direct |
| **Direct (units)** | 106,054,000 |
| **Direct (%)** | 9.96 |
| **Indirect/deemed interest (units)** | |
| **Indirect/deemed interest (%)** | |

| | |
|---|---|
| **Total no of securities after change *** | 106,054,000 |
| **Date of notice *** | 07/05/2008 |
| **Remarks** | |
| | fsc |

BURSA MALAYSIA

SEC, u/s

# Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **15/05/2008 02:03:31 PM**
Submitted by **KUALA LUMPUR KEPONG** on **15/05/2008 03:22:20 PM**
Reference No **KLK-080515-14810**
Form Version V3.0

**Submitted**

**Company Information**

New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-2417844 |
| **E-mail address** | |

**Part A : To be filled by Public Listed Company**

**Particulars of substantial Securities Holder**

| | |
|---|---|
| **Name *** | Employees Provident Fund Board |
| **Address *** | Tingkat 19<br>Bangunan KWSP<br>Jalan Raja Laut<br>50350 Kuala Lumpur |
| **NRIC/passport no/company no. *** | EPT ACT 1991 |
| **Nationality/country of incorporation *** | Malaysia |
| **Descriptions(class & nominal value) *** | Ordinary Shares of RM1.00 each |
| **Name & address of registered holder *** | As above |

**Details of changes**

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| *Acquired | *08/05/2008 | *1,000,000 | |
| Disposed | 08/05/2008 | 301,400 | |
| Disposed | 08/05/2008 | 296,000 | |
| Acquired | 09/05/2008 | 121,600 | |
| Disposed | 09/05/2008 | 502,200 | |

| | |
|---|---|
| **Circumstances by reason of which change has occurred *** | Purchase of shares on open market, Sales of equity and Sales of equity managed by Portfolio Manager |
| **Nature of interest *** | Direct |
| **Direct (units)** | 106,076,000 |
| **Direct (%)** | 9.96 |
| **Indirect/deemed interest (units)** | |
| **Indirect/deemed interest (%)** | |

| | |
|---|---|
| **Total no of securities after change *** | 106,076,000 |
| **Date of notice *** | 09/05/2008 |
| **Remarks** | |
| | fsc |

BURSA MALAYSIA

GEG UP
RECEIVED
2009 JUN 10 A 5: 1

# Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

**Submitted**

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **17/05/2008 12:39:01 PM**
Submitted by **KUALA LUMPUR KEPONG** on **20/05/2008 10:03:46 AM**
Reference No **KLK-080517-98BB8**
Form Version V3.0

**Company Information**

New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-2417844 |
| **E-mail address** | |

**Part A : To be filled by Public Listed Company**

**Particulars of substantial Securities Holder**

| | |
|---|---|
| **Name *** | Employees Provident Fund Board |
| **Address *** | Tingkat 19<br>Bangunan KWSP<br>Jalan Raja Laut<br>50350 Kuala Lumpur |
| **NRIC/passport no/company no. *** | EPT ACT 1991 |
| **Nationality/country of incorporation *** | Malaysia |
| **Descriptions(class & nominal value) *** | Ordinary Shares of RM1.00 each |
| **Name & address of registered holder *** | As above |

**Details of changes**

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| *Acquired | *12/05/2008 | *597,000 | |
| Disposed | 12/05/2008 | 150,000 | |
| Acquired | 12/05/2008 | 250,000 | |
| Disposed | 12/05/2008 | 179,800 | |
| Acquired | 13/05/2008 | 1,000,000 | |
| Disposed | 13/05/2008 | 435,400 | |

| | |
|---|---|
| **Circumstances by reason of which change has occurred *** | Purchase of shares on open market, Sales of equity, Purchase of shares managed by Portfolio Manager and Sales of equity managed by Portfolio Manager |
| **Nature of interest *** | Direct |
| **Direct (units)** | 107,157,800 |
| **Direct (%)** | 10.06 |
| **Indirect/deemed interest (units)** | |

| | |
|---|---|
| **Indirect/deemed interest (%)** | |
| **Total no of securities after change *** | 107,157,800 |
| **Date of notice *** | 13/05/2008 |
| **Remarks** | |
| | fsc |

SEC,43

BURSA MALAYSIA

# Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **21/05/2008 12:24:41 PM**
Submitted by **KUALA LUMPUR KEPONG** on **21/05/2008 02:00:03 PM**
Reference No **KLK-080521-83B99**
Form Version V3.0

**Submitted**

**Company Information**

New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-2417844 |
| **E-mail address** | |

**Part A : To be filled by Public Listed Company**

**Particulars of substantial Securities Holder**

| | |
|---|---|
| **Name *** | Employees Provident Fund Board |
| **Address *** | Tingkat 19<br>Bangunan KWSP<br>Jalan Raja Laut<br>50350 Kuala Lumpur |
| **NRIC/passport no/company no. *** | EPT ACT 1991 |
| **Nationality/country of incorporation *** | Malaysia |
| **Descriptions(class & nominal value) *** | Ordinary Shares of RM1.00 each |
| **Name & address of registered holder *** | As above |

**Details of changes**

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| *Acquired | *14/05/2008 | *433,200 | |
| Disposed | 14/05/2008 | 909,300 | |
| Acquired | 14/05/2008 | 250,000 | |
| Acquired | 15/05/2008 | 813,800 | |
| Disposed | 15/05/2008 | 463,800 | |
| Disposed | 15/05/2008 | 101,300 | |

| | |
|---|---|
| **Circumstances by reason of which change has occurred *** | Purchase of shares on open market, Sales of equity, Purchase of shares managed by Portfolio Manager and Sales of equity managed by Portfolio Manager |
| **Nature of interest *** | Direct |
| **Direct (units)** | 107,180,400 |
| **Direct (%)** | 10.06 |
| **Indirect/deemed interest (units)** | |

| | |
|---|---|
| **Indirect/deemed interest (%)** | |
| **Total no of securities after change *** | 107,180,400 |
| **Date of notice *** | 15/05/2008 |
| **Remarks** | |
| | fsc |

BURSA MALAYSIA

RECEIVED
2008 JUN 10 A 5:

Submitted

# Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **27/05/2008 02:32:13 PM**
Submitted by **KUALA LUMPUR KEPONG** on **27/05/2008 03:35:15 PM**
Reference No **KLK-080527-3E8B8**
Form Version V3.0

**Company Information**

New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-2417844 |
| **E-mail address** | |

**Part A : To be filled by Public Listed Company**

**Particulars of substantial Securities Holder**

| | |
|---|---|
| **Name *** | Employees Provident Fund Board |
| **Address *** | Tingkat 19<br>Bangunan KWSP<br>Jalan Raja Laut<br>50350 Kuala Lumpur |
| **NRIC/passport no/company no. *** | EPT ACT 1991 |
| **Nationality/country of incorporation *** | Malaysia |
| **Descriptions(class & nominal value) *** | Ordinary Shares of RM1.00 each |
| **Name & address of registered holder *** | As above |

**Details of changes**

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| *Acquired | *16/05/2008 | *216,800 | |
| Disposed | 16/05/2008 | 400,000 | |
| Acquired | 16/05/2008 | 250,000 | |
| Disposed | 16/05/2008 | 90,000 | |
| Acquired | 20/05/2008 | 941,000 | |
| Disposed | 20/05/2008 | 213,700 | |
| Disposed | 20/05/2008 | 160,100 | |
| Disposed | 20/05/2008 | 50,000 | |
| Disposed | 20/05/2008 | 25,000 | |

| | |
|---|---|
| **Circumstances by reason of which change has occurred *** | Purchase of shares on open market, Sales of equity, Purchase of shares managed by Portfolio Manager and Sales of equity managed by Portfolio Manager |
| **Nature of interest *** | Direct |
| **Direct (units)** | 107,649,400 |

| | |
|---|---|
| **Direct (%)** | 10.11 |
| **Indirect/deemed interest (units)** | |
| **Indirect/deemed interest (%)** | |
| **Total no of securities after change *** | 107,649,400 |
| **Date of notice *** | 20/05/2008 |
| **Remarks** | |
| | fsc |

BURSA MALAYSIA

SEC, US

## Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **28/05/2008 12:06:18 PM**
Submitted by **KUALA LUMPUR KEPONG** on **28/05/2008 02:24:49 PM**
Reference No **KLK-080528-68C9D**
Form Version V3.0

**Submitted**

**Company Information**

New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-2417844 |
| **E-mail address** | |

**Part A : To be filled by Public Listed Company**

**Particulars of substantial Securities Holder**

| | |
|---|---|
| **Name *** | Employees Provident Fund Board |
| **Address *** | Tingkat 19<br>Bangunan KWSP<br>Jalan Raja Laut<br>50350 Kuala Lumpur |
| **NRIC/passport no/company no. *** | EPT ACT 1991 |
| **Nationality/country of incorporation *** | Malaysia |
| **Descriptions(class & nominal value) *** | Ordinary Shares of RM1.00 each |
| **Name & address of registered holder *** | As above |

**Details of changes**

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| *Acquired | *21/05/2008 | *1,000,000 | |
| Disposed | 21/05/2008 | 214,100 | |
| Acquired | 22/05/2008 | 1,031,300 | |
| Disposed | 22/05/2008 | 179,900 | |
| Acquired | 22/05/2008 | 255,700 | |

| | |
|---|---|
| **Circumstances by reason of which change has occurred *** | Purchase of shares on open market, Sales of equity and Purchase of shares managed by Portfolio Manager |
| **Nature of interest *** | Direct |
| **Direct (units)** | 109,542,400 |
| **Direct (%)** | 10.29 |
| **Indirect/deemed interest (units)** | |
| **Indirect/deemed interest (%)** | |

| | |
|---|---|
| **Total no of securities after change *** | 109,542,400 |
| **Date of notice *** | 22/05/2008 |
| **Remarks** | |
| | fsc |

BURSA MALAYSIA

# Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **30/05/2008 03:27:18 PM**
Submitted by **KUALA LUMPUR KEPONG** on **30/05/2008 04:28:45 PM**
Reference No **KLK-080530-8F3CB**
Form Version V3.0

**Submitted**

**Company Information**

New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | KUALA LUMPUR KEPONG BERHAD |
| *** Stock name** | KLK |
| *** Stock code** | 2445 |
| *** Contact person** | J. C. Lim |
| *** Designation** | Company Secretary |
| *** Contact number** | 605-2417844 |
| **E-mail address** | |

**Part A : To be filled by Public Listed Company**

**Particulars of substantial Securities Holder**

| | |
|---|---|
| **Name *** | Employees Provident Fund Board |
| **Address *** | Tingkat 19<br>Bangunan KWSP<br>Jalan Raja Laut<br>50350 Kuala Lumpur |
| **NRIC/passport no/company no. *** | EPT ACT 1991 |
| **Nationality/country of incorporation *** | Malaysia |
| **Descriptions(class & nominal value) *** | Ordinary Shares of RM1.00 each |
| **Name & address of registered holder *** | As above |

**Details of changes**

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| *Acquired | *23/05/2008 | *1,000,000 | |
| Disposed | 23/05/2008 | 500,000 | |
| Acquired | 23/05/2008 | 372,300 | |
| Acquired | 26/05/2008 | 364,600 | |

| | |
|---|---|
| **Circumstances by reason of which change has occurred *** | Purchase of shares on open market, Sales of equity and Purchase of shares managed by Portfolio Manager |
| **Nature of interest *** | Direct |
| **Direct (units)** | 110,779,300 |
| **Direct (%)** | 10.4 |
| **Indirect/deemed interest (units)** | |
| **Indirect/deemed interest (%)** | |

| | |
|---|---|
| **Total no of securities after change *** | 110,779,300 |
| **Date of notice *** | 26/05/2008 |
| **Remarks** | fsc |



END